Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

 November,

2003

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ____X____

Form 40-F  ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      ____X____

No   _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       November 13, 2003

By

“James S. Chang”

James S. Chang

President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A

	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President, Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	Hilarym@imperialginseng.com

FOR QUARTER ENDED	June 30, 2003

DATE OF REPORT	September 3, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2003/09/03
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2003/09/03
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Imperial Ginseng Products Ltd. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows years June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

/s/ Grant Thornton LLP

August 22, 2003

Chartered Accountants

Consolidated Balance Sheets

(expressed in Canadian dollars)

June 30,	2003	2002

ASSETS

Current Assets: Cash	$ 52,730	$ 70,969
Accounts receivable	37,869	36,136
Inventory	145,956	610,800
Ginseng crop costs (schedule)	2,700,000	2,800,000
Prepaid expenses	98,520	122,794
	3,035,075	3,640,699

Ginseng crop costs (schedule)	4,351,190	4,223,802
Capital assets (note 4)	1,629,735	1,912,819
Investment (note 5)	1	1

	$ 9,016,001	$ 9,777,321

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness (note 7)	$ 385,000	$ 545,000
Accounts payable and accrued liabilities (notes 3(a) and 8)	1,991,820	1,431,067
Current portion of obligations under capital leases (note 9)	420,137	104,941
Current portion of term debt (note 10)	515,950	1,078,894
	3,312,907	3,159,902

Obligations under capital leases (note 9)	66,296	483,104
Term debt (note 10)	317,340	654,132
Royalty amount payable (note 10(c))	62,820	62,820

Shareholders’ Equity:
Share capital (note 12)	51,986,968	49,665,787
Conversion option	266,701	266,701
Deficit	(46,997,031)	(44,515,125)
	5,256,638	5,417,363

	$ 9,016,001	$ 9,777,321

See accompanying notes to consolidated financial statements.

Commitments (note 14)

On Behalf of the Board

“Hugh Cartwright”

 “James Chang”

Hugh Cartwright, Director

James Chang, Director

Consolidated Statements of Operations

(expressed in Canadian Dollars)

Years ended June 30,	2003	2002	2001

REVENUE	$ 5,820,993	$ 5,345,505	$ 8,065,265
Cost of sales	4,499,214	5,049,498	7,566,774
Write down of ginseng crop costs	400,000	5,100,000	1,300,000

Gross profit (loss)	921,779	(4,803,993)	(801,509)

Interest and other income	26,817	22,702	33,903

	948,596	(4,781,291)	(767,606)

EXPENSES:
Amortization and depreciation	1,143	939	923
Interest on bank indebtedness	56,914	52,798	113,104
Interest on term debt and capital leases	238,098	275,715	1,019,220
Legal and audit	79,368	41,536	47,452
Marketing (note 3(c))	192,830	173,387	255,153
Office supplies and services	37,317	26,557	34,461
Other	21,052	38,536	21,365
Rent	55,587	43,422	38,584
Salaries	555,927	468,399	935,159
Travel	27,190	33,624	21,484

	1,265,426	1,154,913	2,486,905

Net loss before undernoted	(316,830)	(5,936,204)	(3,254,511)

Gain (loss) on disposal of capital assets and investment	45,413	30,174	(64,946)
Gain on settlement of term debt	672,817	105,575
Write down of capital assets and investment	-	(1,008,418)	(56,606)
Write-off of deferred debt issue costs (note 11(b))	-	(4,868)	(153,969)
	718,230	(877,537)	(275,521)

Net income (loss) before taxes	401,400	(6,813,741)	(3,530,032)

Income taxes (recovery) (note 13)	(11,742)	1,478	21,487

Net income (loss)	$ 413,142	$(6,815,219)	$(3,551,519)

Net loss per share (basic and diluted)	$ (0.21)	$ (2.18)	$ (2.82)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Deficit, beginning of the year	$ (44,515,125)	$ (34,360,735)	$ (28,275,883)

Net income (loss)	413,142	(6,815,219)	(3,551,519)

Preferred share dividends (note 12(b))	(2,722,309)	(2,863,271)	(2,207,439)

Royalty amount (note 12(c))	(172,739)	(475,900)	(325,894)

Deficit, end of the year	$ (46,997,031)	$ (44,515,125)	$ (34,360,735)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Cash flows from operations:
Net income (loss)	$ 413,142	$ (6,815,219)	$ (3,551,519)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	176,045	122,686	128,077
Cost of ginseng crops harvested	3,184,964	3,710,932	6,329,277
Write down of ginseng crop costs	400,000	5,100,000	1,300,000
Ginseng crop costs, net of deferred depreciation and amortization of $309,148 (2002 - $603,837) (2001 - $768,007)	(3,303,204)	(3,581,483)	(3,950,184)
(Gain) loss on disposal of capital assets and investment	(45,413)	364,825	64,946
Gain on settlement of term debt	(672,817)	(105,575)	-
Write down capital assets	-	613,419	56,606
Write off of deferred debt issue costs	-	4,868	153,969
	152,717	(585,547)	531,172
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	(1,733)	19,786	9,766
Decrease in inventory	461,014	383,422	201,126
Decrease (increase) in prepaid expenses	24,373	(27,633)	(4,092)
Increase in accounts payable	289,953	49,625	1,165,205
Royalty amount payable	-	(9,000)	(4,393)
Cash provided by (used in) operating activities	926,324	(169,347)	1,898,784

Cash flows from financing activities:
Drawing (repayment) of short-term bank borrowings	(160,000)	545,000	(1,255,000)
Reduction of capital lease obligations	(101,612)	(155,903)	(224,507)
Reduction of long-term debt	(541,194)	(176,106)	(132,490)
Reduction of preferred shares	-	-	(12,500)
Cash (used in) provided by financing activities	(802,806)	212,991	(1,624,497)

Cash flows from investing activities:
Purchase of capital assets, net of disposal proceeds	(141,757)	(129,405)	(160,193)

Net (decrease) increase in cash	(18,239)	(85,761)	114,094
Cash at beginning of year	70,969	156,730	42,636
Cash at end of year	$ 52,730	$ 70,969	$ 156,730

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Non-cash investing and financing activities not included in cash flows:
Common shares issued in settlement of debt	$ -	$ 52,500	$ -
Preferred shares issued in settlement of debt	-	536,283	952,000
Term debt converted to common shares	-	-	155,000
Term debt converted to preferred shares	-	160,000	4,810,500
Preferred shares converted to common shares	731,935	2,012,689	65,200
Interest accrued on term debt converted to common and preferred shares	-	38,583	933,556
Dividends and royalty accrued on preferred shares	2,895,048	3,339,171	2,533,333
Preferred share issue costs accrued	573,867	577,783	465,044
Bond discount on bonds converted transferred to preferred shares	-	29,148	163,879
Capital asset purchases financed with capital leases	-	36,627	104,687

Supplemental cash flow information:
Interest paid	$ 79,082	$ 116,313	$ 208,157
Income tax paid	-	34,523	106

See accompanying notes to consolidated financial statements.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

Years ended June 30,	2003	2002

Capital tax (recovery)	$ (11,685)	$ 42,417
Depreciation	309,148	603,837
Direct labour	1,646,301	1,739,454
Equipment rental	65,613	92,748
Fertilizers	569,283	620,609
Fuel	76,240	68,988
Hardware, supplies and small tools	32,850	40,055
Insurance	20,007	17,874
Land rental and improvements	394,459	417,715
Mulch	230,112	248,645
Office supplies and services	74,260	66,531
Other	21,988	28,158
Rent	19,680	55,920
Repairs and maintenance	72,351	85,583
Seed	56,846	15,943
Telephone and utilities	18,514	21,870
Travel and automobile	16,385	18,973
	3,612,352	4,185,320

Balance, beginning of the year	7,023,802	12,121,780
	10,636,154	16,307,100

Less: Charged to cost of sales	(3,184,964)	(3,710,932)
Write down	(400,000)	(5,100,000)
Charged to inventory	-	(472,366)

Net crop costs, end of the year	$ 7,051,190	$ 7,023,802

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,700,000	$ 2,800,000
Balance expected to be harvested after one year	4,351,190	4,223,802

	$ 7,051,190	$ 7,023,802

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Years ended June 30, 2003, 2002 and 2001

1.

Operations:

Imperial Ginseng Products Ltd. (the "Company") is incorporated under the Company Act (British Columbia).  The Company cultivates, processes, and markets North American Ginseng products throughout North America and Asia. The revenue of the Company is almost entirely derived from ginseng root and value-added product sales. Future profitable operations are dependent upon ginseng prices strengthening over current levels, the timing of which is uncertain.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 15, also comply in all material respects with accounting principles generally accepted in the United States.

These consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries (all of which are wholly-owned except where indicated): Canadian Imperial Ginseng Farms Ltd. ("CIG Farms") including, on a proportionate basis, its undivided 49% interest in Canadian Imperial Ginseng Processing (“Processing”) (note 6), Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd., and Columbia Ginseng Financial Corp.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the recognized amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Inventory:

Inventory consists of ginseng root (36% (2002 – 84%)) and products available for sale and is valued at the lower of cost (determined on a weighted average basis) and net realizable value.

(d)

Ginseng crop costs:

Ginseng crop costs are recorded at the lower of cost (determined using the full absorption cost method, including direct costs incurred for the acquisition, planting and maintenance of the ginseng crops) and net realizable value.  Direct costs include stratified seed, labour, supplies, and direct overhead.  Ginseng crop costs are charged to cost of sales based on a proportionate allocation of costs incurred during the period from planting to harvest for the related acres harvested.  Management reviews the underlying value of deferred costs on an ongoing basis by reference to estimated future cash flows with any excess charged to income as determinable.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

(e)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and are depreciated on a straight line basis commencing when the assets are put into use over the following periods:

Buildings	10 – 20 years
Building under capital lease	20 years
Farming equipment	5 – 7 years
Office equipment	5 years
Laboratory equipment	5 – 7 years
Processing equipment	Unit of production
Shadehousing	10 years
Irrigation	7 – 10 years

Management reviews the net recoverable value of capital assets on an ongoing basis by reference to estimated undiscounted future cash flows with any excess charged to income as determinable.

(f)

Investments

Long-term investments, other than investments in subsidiaries or significantly controlled enterprises, are carried at cost.  Management reviews the carrying value of investments and if there is an other than temporary decline in value, these investments are written down to provide for the loss.

(g)

Deferred debt issue costs:

Deferred debt issue costs are amortized to interest expense on a straight-line basis over the term of the related debt.

(h)

Debt conversion option and discount on convertible bonds:

In accordance with Canadian generally accepted accounting principles for financial instruments, the estimated value attributed to the conversion option has been separated from the convertible debt obligation (note 10) and reported as equity for financial reporting purposes.

The resulting implied discount on the Convertible Bonds is being amortized over the term of the applicable Convertible Bonds with the amortization amount included in interest expense.

(i)

Revenue recognition:

Sales revenue is recognized when all risks and benefits of ownership of ginseng products and crops have been transferred to customers under executed sales agreements.

(j)

Allowance for doubtful accounts:

The Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowance amounts.  The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonable approximates their fair value due to their short-term nature.  The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience and actual returns and allowances.

(k)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (i) differences between the financial statement carrying amounts of existing assets, liabilities and their respective tax bases and (ii) operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the losses and tax credits utilized.   The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)

Net loss per share:

Loss per share is calculated using the treasury stock method.  Under this method, all options whose average price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are converted at the average share price during the period.  Also under this method, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.

The following table summarizes the calculation of basic and diluted earnings per share for the years ended June 30:

	2003	2002	2001

Net income (loss)	$ 413,142	$ (6,815,219)	$ (3,551,519)
Preferred share dividends and royalty amount	(2,895,048)	(3,339,171)	(2,533,333)
	$ (2,481,906)	$(10,154,390)	$ (6,084,852)
Weighted average number of shares outstanding	11,821,281	4,661,045	2,157,299
Basic and diluted loss per share	$ (0.21)	$ (2.18)	$ (2.82)

The calculation of fully diluted loss per share is not presented as the effect of all outstanding options are anti-dilutive.

(m)

Stock option plan:

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 12.  No compensation expense is recognized for this plan when share or share options are issued to employees and directors.  Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital.  If shares or share options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the shares or share options cancelled is charged to the deficit.

(n)

Comparative figures:

Certain comparative figures have been restated to conform to the presentation adopted in the current year.

(o)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including capital and intangible assets, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale.  The Company’s policy is to write down assets to their fair value in the year when it is determined likely that the carrying amount of the asset will not be recovered.

(p)

Advertising costs:

The Company expenses all advertising costs as incurred and includes this expense as a component of marketing expenses.

(q)

Shipping and handling costs:

The Company expenses all shipping and handling costs as incurred and includes this expense as a component of cost of sales.

3.

Related party balances and transactions:

(a)

Accounts payable

Included in accounts payable is $699,154 (2002 - $97,569) due to management companies with directors in common (“Management Companies”).  The amount is due on demand, unsecured and non-interest bearing.

(b)

Transactions

The Company was charged for services by Management Companies as follows:

	2003	2002	2001

Salaries	$ 184,000	$ 184,000	$ 184,000
Rent	20,000	20,000	20,000
Office supplies and services	42,000	42,000	42,000
Preferred share distribution services	-	-	4,800
Asset management services	543,256	547,381	441,372
	$ 789,256	$ 793,381	$ 692,172

During 1999, a Management Company with directors in common was engaged to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the Management Company was engaged to structure, package, market and administer the conversion of term debt obligations to convertible Class “A” Preferred Shares (note 12(b)).

The Management Company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5% of Preferred Shares issued. The service charge of 6% was waived by the Management Company for conversions that occurred from May 1, 2001 to June 30, 2002.

During the year, the Company settled $nil (2002 - $536,283) (2001 - $952,000) of its debt owing to one of the Management Companies with the issuance of nil (2002 – 536,283) (2001 – 952,000) Class “A” Preferred Shares (note 12(b)).

(c)

Marketing Services

The Company has ginseng marketing agreements with companies owned by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year, substantially all of the Company’s sales were made through the Marketing Companies and the fees paid were $164,047 (2002 - $146,696) (2001 – $225,674).

4.

Capital assets:

			2003
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	107,149	103,431
Building under capital lease	561,311	259,526	301,785
Farming equipment	731,252	640,204	91,048
Farming equipment under capital lease	233,222	122,552	110,670
Office and laboratory equipment	110,336	93,558	16,778
Processing equipment	774,437	622,200	152,237
Shadehousing and irrigation	2,403,057	1,681,998	721,059
	$ 5,156,922	$ 3,527,187	$ 1,629,735

			2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	96,153	114,427
Building under capital lease	561,311	231,460	329,851
Farming equipment	720,997	604,012	116,985
Farming equipment under capital lease	233,222	93,569	139,653
Office and laboratory equipment	93,603	91,375	2,228
Processing equipment	774,437	501,067	273,370
Shadehousing and irrigation	2,242,875	1,439,297	803,578
	$ 4,969,752	$ 3,056,933	$ 1,912,819

During the year ended June 30, 2002, the Company wrote down capital assets by the amount of $613,419 to their estimated salvage value.  The write down of assets relates to the uncertainty of future ginseng plantings at CIG Farms in Kamloops, B.C.

5.

Investment:

The Company has a 3.5% investment in Ponderosa Ginseng Farms Corp. (“Ponderosa”), a 98-acre ginseng farm located in Kamloops, B.C.  The Company’s investment in Ponderosa has been written down to a nominal value, due to a decline in the value of this investment that management has concluded is other than temporary.

6.

Interest in processing facility:

The Company has an undivided 49% interest in Processing, a joint venture which operates a ginseng drying and processing facility located in Kamloops, B.C.  The Company's interest in the assets, liabilities and equity of the operation are as follows:

	2003	2002

Current assets	$ 35,289	$ 19,694
Capital assets	591,479	728,043
Current liabilities	(18,658)	(15,240)
Obligations under capital leases	(358,876)	(400,835)
Net equity	$ 249,234	$ 331,662

These consolidated financial statements include the following costs incurred by this operation:

	2003	2002

Cost of sales	$ 258,550	$ 363,970

Depreciation, included in cost of sales	$ 137,814	$ 126,996

7.

Bank indebtedness:

CIG Farms and CIG Ontario, subsidiaries of the Company, have available with a Canadian chartered bank a $2,250,000 (2002 - $2,500,000) line of credit, subject to certain margining calculations, which bears interest at prime plus 1¼ % per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  At June 30, 2003, $385,000 (2002 - $545,000) was drawn on this facility.

8.

Accounts payable and accrued liabilities:

	2003	2002
Accounts payable	$ 417,705	$ 336,121
Accrued liabilities	416,908	441,023
Interest payable on bonds	458,053	556,354
Due to Management Companies (note 3(a))	699,154	97,569
	$ 1,991,820	$ 1,431,067

9.

Obligations under capital leases:

Future minimum payments under capital leases as at June 30, 2003 are as follows:

	Equipment	Building	Total
2004	$ 78,736	$ 365,148	$ 443,884
2005	19,135	-	19,135
2006	24,024	-	24,024
2007	8,875	-	8,875
2008 and thereafter	25,794	-	25,794
Total future minimum lease payments	156,564	365,148	521,712
Less interest portion at effective rates of 0.9% to 12.09%	(21,443)	(13,836)	(35,279)
Principal balance	135,121	351,312	486,433
Less current portion	(68,825)	(351,312)	(420,137)
	$ 66,296	$ -	$ 66,296

In August 1993, Processing entered into an agreement to lease a drying facility constructed by a third party.  The amounts set out above under the heading "Building" represent the Company's undivided beneficial 49% interest in the obligations related to this drying facility.  This lease has an initial term of 10 years ending October 21, 2003, with an option to renew for an additional five years.  A subsidiary of the Company has an option to purchase the drying facility at any time during the 60 days preceding October 21, 2003 at a price of $705,000.

The participants in the joint venture are obligated to make lease payments equal to their percentage interest of $13,400 per month.  The title of the land purchased on behalf of the joint venture at the site for the drying facility has been transferred to the lessor for the duration of the lease as security under the lease agreement.

The agreement referred to above expires on December 31, 2003. The Participants have yet to decide on whether or not this agreement will be extended and or whether the option to purchase the drying facility will be exercised.

In the event that the Participants decide not to extend the agreement, Canadian Imperial Ginseng Processing will liquidate its assets, settle its liabilities and distribute the excess (if any) to the Participants in proportion to their undivided beneficial interest.

10.

Term debt:

	2003	2002
Convertible Bonds 1994 (a):
Series 1, at 13% per annum	$ 205,500	$ 255,500
Series 2, at 12% per annum	265,000	265,000
	470,500	520,500
Convertible Bonds 1995 (b):
Series 1, at 14% per annum	-	175,000
Series 2, at 13% per annum	25,000	403,000
	25,000	578,000
Convertible Bonds 1998 (c):
Series 1, at 12% per annum	251,000	251,000
Series 2, at 11% per annum	98,000	98,000
	349,000	349,000

Columbia Ginseng Financial Corp. Bonds (d)	-	298,000

Term Loan (e)	-	9,944
	844,500	1,755,444
Less unamortized discount on Convertible Bonds	(11,210)	(22,418)
	833,290	1,733,026
Less current portion	(515,950)	(1,078,894)
	$ 317,340	$ 654,132

(a)

Convertible Bonds 1994:

Of the total bonds outstanding on June 30, 2003, bonds totaling $309,500 were extended during the year ended June 30, 2000 to mature one half on December 31, 2004 and one half on December 31, 2005. During the year ended June 30, 2003, the Company negotiated and settled bonds totaling $50,000 (2002 - $170,000).  During the year ended June 30, 2002, bonds totaling $110,000 were converted to preferred shares (note 12(b)).

(b)

Convertible Bonds 1995:

The bonds matured as to one half of the principal amount on December 31, 2000 and the balance on December 31, 2001.  During the year ended June 30, 2003, the Company negotiated and settled bonds totaling $553,000 (2002 - $25,000).  Subsequent to June 30, 2003, the balance of $25,000 was settled.

(c)

Convertible Bonds 1998:

The bonds are convertible into common shares of the Company until January 31, 2004 at a price of $2.06 - $3.89 per common share, with the conversion price increasing by $0.25 per share for each subsequent year until maturity.  The bonds mature as to one half of the principal amount on January 31, 2004 and the balance on January 31, 2005.  In addition, the bondholders have the option to retract a maximum of 5% of the principal amount of the bond originally issued in each year until maturity of the bonds.

Bondholders are entitled to a royalty equivalent to 0.1% of the gross cash receipts from the sale of one acre of ginseng root from each of the 1998, 1999 and 2000 plantings of ginseng crops for each $1,000 of face value of bonds outstanding.  This royalty is payable upon maturity of the bonds.   The Company has accrued $62,820 with respect to this obligation.

During the year, bonds with a face value of $nil (2002 - $50,000) (note 12(b)) were converted to preferred shares by bondholders.  Subsequent to June 30, 2003, bonds totaling $288,000 were settled.

(d)

Columbia Ginseng Financial Corp. Bonds:

Pursuant to a bond offering in October 1992, Columbia Ginseng Financial Corp. (“CGFC”), a subsidiary of the Company, issued bonds bearing interest at rates of 11% and 12% per annum.  Pursuant to a loan agreement, the bond proceeds were loaned to CIG Farms at an interest rate of 12.5% per annum, payable in full on December 31, 1997.  At December 31, 1997, bondholders holding $298,000 of bonds extended the maturity of their bonds to December 31, 2004 under the same terms as the previous bonds.  During the year ended June 30, 2003, the balance of bonds outstanding of $298,000 were settled for $164,000.

(e)

Term Loan:

The Term Loan from a Canadian chartered bank was secured by general security agreements over all inventory and equipment of CIG Farms.  The loan was repayable in monthly blended payments of principal and interest of $3,342 to maturity on September 18, 2002.

(f)

Principal repayments:

As at June 30, 2003, minimum principal repayments on term debt, including the impact of the ability of holders to call for early retraction on Convertible Bonds, are as follows:

2004	$ 515,950
2005	173,800
2006	154,750
$ 844,500

11.

Financial instruments:

Financial instruments of the Company are comprised of cash, bank indebtedness, accounts receivable, investment, accounts payable and accrued liabilities, obligations under capital leases, and term debt.  Except as indicated below, at June 30, 2003 the estimated fair values of financial instruments are considered by management to be not materially different from their carrying value due to their short-term to maturity or capacity for prompt liquidation.

The fair value of the Company’s investment in Ponderosa (note 5) was estimated based on Ponderosa’s net asset values.

At June 30, 2003, the estimated fair value of fixed rate term debt is approximately $29,100 less than its face value prior to the effective reduction in the carrying value made to recognize the value on issuance of the conversion option.  The fair value of the fixed rate term debt has been estimated by discounting future cash flows at the rate implicit in the Convertible Bonds.

As all debt instruments bear interest at fixed rates, the Company is not currently exposed to significant risk if interest rates fluctuate.

Management does not believe that, at June 30, 2003, the Company has significant concentrations of credit risk.  The Company’s sales primarily are completed subsequent to the fall harvest of ginseng.  Depending on the timing of transactions, accounts receivable at any time may represent amounts due, through the Marketing Companies, from a few customers who may not be resident in Canada.  The Company has a policy of minimizing risk by assessing the credit worthiness of ultimate customers and requiring advance cash payments to be lodged prior to the delivery of major sales.

12.

Share capital:

Authorized:
100,000,000 Common Shares without par value
100,000,000 Class “A” Preferred Shares with a par value of $1 each
100,000,000 Class “B” Convertible Preferred Shares with no par value

	2003	2002
Issued and outstanding:
Common shares (a)	$ 22,641,042	$ 21,909,107
Class “A” Preferred shares (b)	19,131,566	20,437,368
Unpaid dividends and royalties (d)	10,214,360	7,319,312
	$ 51,986,968	$ 49,665,787

(a)

Common shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002		21,909,107
Preferred share conversions	5,107,495	731,935
Balance, June 30, 2003	12,410,822	$ 22,641,042

(b)

Class “A” preferred shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708
Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt (note 3(c))	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares in 2002	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt (note 3(c))	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(573,867)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, June 30, 2003	21,675,942	$ 19,131,566

The Class “A” Preferred Shares are non-voting and are entitled to receive cumulative dividends at 12% per annum.  The preferred shareholders have the right to convert their preferred shares to common shares of the Company at a price between $0.70 and $3.50 per common share.  For each year after January 31, 2004, the conversion price will increase by $0.25 per share.  In addition, for preferred shares issued prior to December 31, 1999, the preferred shareholders have the option, subject to certain restrictions and penalties, to retract in each year a maximum of 25% of the balance of preferred shares originally issued.  For preferred shares issued after December 31, 1999, 2000, and 2001, the preferred shareholders have the option to retract, as noted above, after December 31, 2000, 2001, and 2002, respectively.  The Company may, at its sole option, honor retraction requests through the issuance of common shares.

The preferred shares issued pursuant to the conversion of Convertible Bonds are recorded at the Company’s carrying value of the Convertible Bonds.  Accordingly, the amounts recorded for these preferred shares includes the original principal amount of the bonds converted net of the unamortized balance of the discount on the Convertible Bonds (note 10) plus the estimated value attributed to the conversion option that was separated from the debt obligation for financial reporting purposes.  Deferred debt issue costs in the amount of $nil (2002 - $4,868) (2001 – $153,969) attributable to the convertible bonds converted to preferred shares were written-off.

(c)

Royalty Participation Units:

One Royalty Participation Unit was issued, at nominal cost, with each Class “A” Preferred Share.  The Royalty Participation Units provide for a royalty amount calculated as 0.05% per 1,000 Royalty Participation Units of the gross cash receipts from the sale of the ginseng root from one average acre of the harvests from each of the 1999, 2000, 2001, and 2002 plantings for Preferred Shares issued before May 1, 2001.  The crops are anticipated to be harvested as four-year-old ginseng in the fall of 2003, 2004, 2005, and 2006, respectively.  For Preferred Shares issued after May 1, 2001, the royalty amount is based on the sale of ginseng root from one average acre of the harvests from each of the 2000, 2001, 2002 and 2003 plantings with the crops to be harvested as four-year-old ginseng in the fall of 2004, 2005, 2006, and 2007, respectively.

(d)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Unpaid cumulative dividends on preferred shares	2,207,439
Unpaid royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Unpaid cumulative dividends on preferred shares	2,863,271
Unpaid royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Unpaid cumulative dividends on preferred shares	2,722,309
Unpaid royalties on Royalty Participation Units	172,739
Balance, June 30, 2003	$ 10,214,360

The cumulative dividends on the Company’s Class “A” Preferred Shares that are unpaid at year-end have been accrued as a component of shareholders’ equity as the Company can pay these dividends at its sole discretion with common shares.

The unpaid royalty amount related to the Royalty Participation Units has also been accrued as a component of shareholders’ equity as the Company can pay these royalties at its sole discretion with common shares.

(e)

Stock options:

Pursuant to the Company’s stock option plan introduced October 31, 1997, as amended, the Company authorized the issuance of up to 563,359 common shares under its stock option plan.  This stock option plan expired on October 31, 2002.  The Company implemented a new stock option plan on November 1, 2002, which authorized the issuance of up to 2,482,164 common shares.  The aggregate number of common shares reserved for issuance to any person within any 12-month period may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to the date of the grant, all of which vest immediately.

At June 30, 2003, the following incentive stock options were outstanding and exercisable to directors and employees:

Number Outstanding	Exercise Price Per Share	Expiry Date	Remaining Contractual Life
1,385,000	$0.06	May 22, 2008	4.9 years

A summary of share option activity for the three years ended June 30, 2003 is as follows:

	Number of Shares	Exercise Price	Expiry
Options outstanding June 30, 2000	254,800
Expired	(135,000)	$1.25	November 4, 2000
Options outstanding June 30, 2001	119,800
Forfeited	(35,500)	$3.00	November 4, 2002
Options outstanding June 30, 2002	84,300
Expired	(84,300)	$3.00	November 4, 2002
Issued	1,385,000	$0.06	May 22, 2008
Options outstanding June 30, 2003	1,385,000	$0.06

The Company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the Company’s net income in 2003 would have been decreased and net loss per share would have been increased to the pro-forma amounts indicated below:

Net income
As reported	$ 413,142
Pro forma	$ 333,783
Net loss per share, basic and fully diluted
As reported	$ (0.21)
Pro forma	$ (0.22)

The fair value of the options granted was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.72%, a dividend yield of 0%, expected volatility of 176% and expected option life of 5 years.

(f)

Warrants:

A summary of warrant activity for the three years ended June 30, 2003 is as follows:

	Number of Shares	Exercise Price	Expiry
Warrants outstanding June 30, 2000	1,244,928
Expiry of private placement warrants	(117,449)	$1.74	June, 2001
Expiry of warrants issued in respect of Convertible Bonds 1998	(72,167)	$2.00-$2.10	May, 2001
Warrants outstanding June 30, 2001	1,055,312
Expiry of warrants issued in respect of Convertible Bonds 1998	(287,187)	$1.56-$3.48	July, 2001 – June, 2002
Expiry of warrants issued in respect of Class “A” Preferred Shares	(206,814)	$1.69-$3.25	March, 2002 – June, 2002
Warrants outstanding June 30, 2002	561,311
Expiry of warrants issued in respect of Convertible Bonds 1998	(218,968)	$1.30-$3.25	July, 2002 – December, 2002
Expiry of warrants issued in respect of Class “A” Preferred Shares	(342,343)	$1.30-$2.66	July, 2002-December, 2002
Warrants outstanding June 30, 2003	-

13.

Future income taxes:

(a) The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes.  The principal reasons for this difference are as follows:

	2003	2002	2001

Net income (loss) before income taxes	$ 401,400	$ (6,813,741)	$ (3,530,032)

Statutory income tax rate	38.6%	39.6%	44.6%

Computed “expected” tax recovery	$ 154,940	$(2,698,241)	$ (1,574,394)

Tax provision effect arising from:
Large corporations tax (recovery)	(11,742)	1,478	21,487
Potential benefit of losses and other net tax assets not recognized	(154,940)	2,698,241	1,574,394
Income tax expense (recovery)	$ (11,742)	$ 1,478	$ 21,487

(b)  Future income taxes include the following tax assets (liabilities):

	2003	2002

Deferred crop costs	$ (2,290,500)	$ (2,880,000)
Capital assets	2,426,500	2,282,800
Capital leases	218,900	251,200
Share and debt issue costs	(199,400)	198,800
Non-capital loss carryforwards	12,703,700	13,351,400
Other	386,200	158,200
Valuation adjustment	(13,245,400)	(13,362,400)
	$ -	$ -

The potential future tax benefit that may be derived from non-capital losses and expenditures have been offset by a valuation allowance because it is uncertain that sufficient taxable income will be earned to realize the benefits before their expiration.

(c)  The Company’s farming and other operating losses expire as follows:

	Farming losses	Other operating losses	Total
2004	$ 2,848,000	$ 1,505,000	$ 4,353,000
2005	1,630,000	42,000	1,672,000
2006	2,093,000	1,387,000	3,480,000
2007	7,088,000	256,000	7,344,000
2008	1,833,000	-	1,833,000
2009	4,583,000	-	4,583,000
2010	1,098,000	-	1,098,000
2011	795,000	-	795,000
2012	1,151,000	-	1,151,000
2013	1,044,000	-	1,044,000
	$ 24,163,000	$ 3,190,000	$ 27,353,000

14.

Commitments:

Future minimum payments under operating leases are as follows:

	Building	Land	Total

2004	$ 30,000	$ 370,634	$ 400,634
2005	30,000	301,800	331,800
2006	7,500	226,400	233,900
2007	-	192,400	192,400
2008 and thereafter	-	128,000	128,000
Total future minimum lease payments	$ 67,500	$ 1,219,234	$ 1,286,734

15.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are different in some respects from those generally accepted in the United States of America and from requirements prescribed by the United States Securities and Exchange Commission.  The significant differences related to these consolidated financial statements are as follows:

(a)

Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and not in shareholders’ equity.  As such, no amortization of debt discount would be required.

(b)

Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and as such the carrying value of Convertible Bonds converted to preferred shares would be the face value of the related bonds.

(c)

637,500 performance shares were released in 1994 from escrow arrangements.  Under U.S. accounting principles, the excess of the fair value of these shares at the time the shares were releasable over the nominal original consideration paid, would have been charged to operations as compensation expense with an offsetting increase in the value assigned to the shares issued in capital stock.  In addition, certain other reconciling items were identified in prior years which would require reclassification between share capital and deficit under U.S. accounting principles.

(d)

Under U.S. accounting principles, The Company’s undivided 49% interest in Processing (note 6) would be accounted for on the equity basis rather than on a proportionate consolidated basis as recorded in these consolidated financial statements.  Accounting for this investment on the equity basis would not materially effect the total assets, liabilities, shareholders’ equity or results of operations.

(e)

Under U.S. accounting principles, the management fees waived (note 3(b)) would be accounted for as other comprehensive income (a component of shareholders’ equity).  Under Canadian accounting principles, this item is not recorded in the Company’s accounts.

The effect of these differences on net loss, total assets and the components of shareholders' equity as reported under generally accepted accounting principles in Canada are as follows:

Net income (loss)	2003	2002	2001
Net income (loss), Canadian generally accepted accounting principles	$ 413,142	$ (6,815,219)	$ (3,551,519)
Reversal of discount amortization (a)	11,208	(25,498)	532
Net income (loss), United States generally accepted accounting principles	$ 424,350	$ (6,840,717)	$ (3,550,987)
Loss per share, United States generally accepted accounting principles	$ (0.21)	$ (2.18)	$ (2.82)

Deficit	2003	2002
Deficit, Canadian generally accepted accounting principles	$(46,997,031)	$(44,515,125)
Net impact of prior years’ adjustments (c)	(1,632,418)	(1,632,418)
Reversal of discount amortization (b)	2,337,303	2,326,095
Management fees waived (e)	(439,000)	(439,000)
Deficit, United States generally accepted accounting principles	$(46,731,146)	$(44,260,448)

Share Capital and Conversion Option	2003	2002
Share capital and conversion option, Canadian generally accepted accounting principles	$52,253,669	$49,932,488
Adjustment to preferred shares (b)	(2,348,512)	(2,348,512)
Net impact of prior years’ adjustments (c)	1,632,418	1,632,418
Management fees waived (e)	439,000	439,000
Share capital and conversion option, United States generally accepted accounting principles	$51,976,575	$49,655,394

Term Debt	2003	2002
Term debt, Canadian generally accepted accounting principles	$ 833,290	$ 1,733,026
Reversal of unamortized discount on convertible bonds	11,210	22,418
	844,500	1,755,444
Less current portion	(515,950)	(1,078,894)
Term debt, United States generally accepted accounting principles	$ 328,550	$ 676,550

Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003.  Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis.  To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2003, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America ("US GAAP").  The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged.  The key aspects of Handbook Section 3475 are as follows:

-

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

-

a long-lived asset can only be classified as held for sale if certain criteria are met;

-

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

-

a loss recognized on classification of an asset as held for sale does not include future operating losses;

-

discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

-

the income statement presentation of discontinued operations is unchanged; and

-

various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the Emerging Issues Committee of the CICA (“EIC”) issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement.   The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003.  This Abstract harmonizes Canadian GAAP and US GAAP.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity.  In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest.  VIE's created after January 31, 2003 must be consolidated immediately.  VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements.  The Company has not yet determined whether it has any VIE's which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities".  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying hedge to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.  This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on April 1, 2003 and will adopt the provisions of CICA EIC 128 on April 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

 Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The Company will adopt the provisions of the Statement on July 1, 2003.  The Company is currently assessing the impact of the new standard.

Revenue Recognition

The Emerging Issues Task Force issued EITF 00-21, “Multiple Element Arrangements” effective for arrangements entered into in fiscal periods beginning after June 15, 2003.  This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process.  The Company does not anticipate any impact to our results of operations of financial position as a result of this new EITF.

Stock Based Compensation

In December 2002, the FASB issued FAS 148.  FAS 148 does not change the provisions of FAS 123 that permit the Company to continue to apply the intrinsic value method of APB 25.  Under FAS 148, companies that choose to adopt the accounting provisions of FAS 123 may choose from three transition methods; the prospective method, modified prospective method and retroactive restatement method.  The Company continues to account for stock compensation under APB 25, and therefore under FAS 148 is required to disclose the net income and earnings per share (basic and diluted), the compensation expense net of tax included in net income, compensation that would have been included in net income had the company adopted FAS 123 for all awards granted, modified or settled since December 14, 1994 and pro forma net income and earnings per share beginning with the quarter ended September 30, 2003.

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Year ended June 30, 2003

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(b)  Cost of sales:

Ginseng root	$ 3,657,330
Drying and processing costs	694,097
Consumer products	147,787
$ 4,499,214

2.   Related party transactions:

See Consolidated Financial Statements – Note 3 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
July 2/02	Common Shares	187,553	$0.51	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	3,656,473	$0.11	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	1,218,827	$0.11	Preferred share conversion	Nil	Nil
Oct. 29/02	Common Shares	44,642	$2.24	Preferred share conversion	Nil	Nil

(b)

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
May 22/03	215,000	Director	Hugh Cartwright	$0.06	May 22/08
May 22/03	215,000	Director	Stephen McCoach	$0.06	May 22/08
May 22/03	215,000	Director	James Chang	$0.06	May 22/08
May 22/03	215,000	Director	Maurice Levesque	$0.06	May 22/08
May 22/03	50,000	Director	Joe Rogers	$0.06	May 22/08
May 22/03	50,000	Director	Dr. Aik Ping Eng	$0.06	May 22/08
May 22/03	75,000	Officer	Robert Geier	$0.06	May 22/08
May 22/03	50,000	Officer	Hilary Madore	$0.06	May 22/08
May 22/03	50,000	Employee	Peter Dejmek	$0.06	May 22/08
May 22/03	50,000	Employee	Sandra O’Neill	$0.06	May 22/08
May 22/03	25,000	Employee	Echo Zheng	$0.06	May 22/08
May 22/03	25,000	Employee	Vinnie Wong	$0.06	May 22/08
May 22/03	75,000	Employee	Don Colcuc	$0.06	May 22/08
May 22/03	75,000	Employee	Bob Poetz	$0.06	May 22/08

4.

Summary of securities as at June 30, 2003:

(a)   Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Convertible Preferred Shares without par value

(b)   Shares issued and outstanding at June 30, 2003:

Issued and outstanding:	# of shares	Amount
Common shares	12,410,822	$ 22,641,042
Class “A” Preferred Shares	21,675,942	19,131,566
Unpaid dividends and royalties		10,214,360
		$ 51,986,968

See also Consolidated Financial Statements – Note 12 incorporated into Schedule A.

(c)   Summary of options, warrants and convertible securities outstanding at June 30, 2003:

Options	Amount	Exercise Price	Expiry Date
Employee incentive stock options	1,385,000	$0.06	May 22, 2008

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$2.06 – $3.89	108,304
Class “A” Preferred Shares	21,675,942	$0.70 - $3.50	13,826,121

(d)   Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)   List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Year ended June 30, 2003

Description of Business

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Results of Operations

For the year ended June 30, 2003, the Company reports revenues of $5,820,993 and net income of $413,142 or $0.21 loss per share.  This compares to revenues of $5,345,505 a net loss of $6,815,219 or $2.18 loss per share for the same period in the prior year.

The Company’s total revenue increased by 9% over the prior year due to a 19% increase in the average price per pound over the prior year.  The price increase was offset by a 5% decrease in acres harvested, an 8% decrease in average yield per acre, and a 23% decrease in sales of consumer products.

The increase in average price per pound is due to an increase in average price from both the Ontario and British Columbia root harvested.  The Ontario root price continues to strengthen and the British Columbia harvest contained a lower percentage of rusty root as compared to the prior year.

The sales decrease in consumer products can be attributed to a reduction in bus tour sales resulting from SARS.

Gross profit for 2003 is positive 16% compared to negative 90% in fiscal 2002.  The improvement is mainly due to a write down in 2002 of $5.1 million (2001 - $1.3 million) when management decided to re-assess the recoverability of the British Columbia crop costs and to adjust the carrying value of British Columbia crop costs to the net realizable value.

Interest and other income recorded in 2003, 2002 and 2001 is comprised largely of services provided to other farms.

Legal and audit expenses increased 91% from 2002 due to legal expenses associated with a plan to obtain a stock exchange listing of the Company’s Class “A” Preferred Shares.

Marketing expenses increased 11% from 2002 due to increased commission from higher sales of root.

Office expenses increased by 41% from 2002 due to expenses incurred by the Company’s consumer product division to set up a new retail store in Vancouver, British Columbia in May 2003.

Other expenses decreased by 45% from 2002 because 2002 included adjustments to the final assessment amounts for provincial capital tax recoveries recorded in 2000.

Salaries and benefits increased by 19% from 2002 due to the accrual of performance incentives to the Company’s key employees for fiscal 2003.

Travel expense decreased by 19% from 2002 due to decreased travel required to the British Columbia farm.   During 2002, travel expenses were higher due to the implementation of management’s strategic decision to suspend its plantings in British Columbia.

During 2003 and 2002, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.  During the summer of 2000 and at the end of the lease contract of the Ontario farm office and processing facility, the Ontario operation relocated its farm office and processing facility to a more modern facility.  Certain old and obsolete buildings and processing equipment were abandoned or disposed of with a loss, and the Company recorded $0.07 million loss as a result of this relocation.

During 2003 and 2002, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable were reversed.

In light of the Company’s decision to suspend planting in British Columbia and the potential impact this decision has on the carrying value of the Company’s assets and share in assets at the joint venture processing facility, provisions were made during 2002 and 2001.  In addition, during 2002, the Company determined that due to the continued depressed price of British Columbia ginseng root, it is uncertain whether the benefit of the $395,000 investment in Ponderosa Ginseng Farms Corp. can accrue to the Company.  As a result, the Company wrote down its investment to $1.

Deferred debt issue costs in the amount of $nil (2002 - $4,868) (2001 - $153,969) attributable to the convertible bonds converted to preferred shares were written-off.

Financial Position

Farm Operations:

Planting season commenced during summer 2002 during which time the Ontario farm operation planted 123 acres of ginseng.  This compares to the prior years planting of 141 acres at the Ontario farm.  The Company continued its planting freeze at its British Columbia farm and plans to wind up the operation subsequent to the fall 2003 harvest.

Acres harvested decreased to 132 acres in 2003 from 139 acres in 2002.  At June 30, 2003, acres under cultivation total 552 acres.  Subsequent to the planned fall 2003 activities, the Company will have approximately 550 acres under cultivation located solely at the Ontario farm.

Yields achieved in 2003 averaged 2,547 pounds per acre, compared to 2,740 pounds per acre achieved in 2002.  The average yield decrease of 7% is due mainly to British Columbia yields of 2,532 pounds per acre in 2003 compared to yields achieved of 2,853 pounds per acre for 2002.  This decrease resulted from a harvest mix, which included 3-year-old root in 2003.

Related Party Transactions and Balances:

a) Preferred Share Conversion

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

b) Management Company

During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the year ended June 30, 2003, the Company was charged and accrued $nil and $543,256, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $184,000, $20,000, and $42,000 for salaries, rent, and office services, respectively.

c) Marketing Agreements

The Company has ginseng marketing agreements with companies controlled by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  For the year ended June 30, 2003, the Company paid $164,047 for these services.

Investor Relations:

The Company currently has no agreements in place for which investor services are provided.

Special Resolutions:

At the Company’s Annual General Meeting held on December 12, 2002, the shareholders approved a Special Resolution altering its Memorandum by changing all of its Class “B” Preference Shares with a par value of $5.00 each in the capital of the Company, none of which are issued, into shares without par value and the name and designation of all of the 100,000,000 Class “B” Preference Shares without par value in the capital of the Company be changed to “Convertible Preference Shares”.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at June 30, 2003 cumulative unpaid dividends and interest in arrears are $8,807,243 and $458,053, respectively.

During the year ended June 30, 2003, the Company negotiated and settled $901,000 of term debt, and realized a gain on settlement of the term debt of $369,750.

Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd., subsidiaries of the Company, have available with a Canadian chartered bank a $2,250,000 line of credit, subject to certain margining calculations, which bears interest at price plus 1¼% per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  As at June 30, 2003, $385,000 was drawn on this facility.

Liquidity and Financial Position

Working capital decreased $0.8 million in 2003 due to decreased inventory on hand, increased accounts payable due to a related party, and increased capital leases due for payment during fiscal 2004.

Total term debt, net of discount, decreased $0.9 million from 2002 due to bond settlements made for bonds past maturity dates.

Current ratio decreased from 1.15 in 2002 to 0.92 in 2003 and debt to equity and debt to net tangible worth decreased from 0.32 to 0.16 and 0.82 to 0.73, respectively.  The Company anticipates that it will have sufficient revenue from the fall 2003 harvest to maintain its scheduled plantings and meet general working capital requirements.

IMPERIAL GINSENG PRODUCTS LTD.

Suite 1601 – 650 West Georgia Street

Vancouver, British Columbia

V6B 4N7

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of holders of Common shares of IMPERIAL GINSENG PRODUCTS LTD. (the “Company”) will be held in the Boardroom of Catalyst Corporate Finance Lawyers at 1400 – 1055 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (PST) on Thursday, December 11, 2003 for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company for the financial year ended June 30, 2003, together with the auditors’ report thereon;

2.

To appoint Grant Thornton LLP as the auditor of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to such auditors;

3.

To set the number of directors of the Company at six;

4.

To elect directors of the Company;

5.

To approve a special resolution to alter the rights and restrictions attached to various series of Class "A" Preference Shares of the Company;

6.

To approve a separate resolution consenting to the resolutions passed or to be passed by the holders of various series of Class "A" Preference Shares altering the rights and restrictions attached to each such series; and

7.

To transact such other business as may properly come before the Meeting or any adjournment of it.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered member of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by 10:00 a.m. (PST) on December 9, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered member of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at  this 6th day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF IMPERIAL GINSENG PRODUCTS LTD.

Per:

“Hugh Cartwright”

Hugh R. Cartwright

Co-Chairman and Director

IMPERIAL GINSENG PRODUCTS LTD.

Suite 1601 – 650 West Georgia Street

Vancouver, British Columbia

V6B 4N7

INFORMATION CIRCULAR

Dated as of November 6, 2003

TABLE OF CONTENTS

PROXIES AND VOTING RIGHTS

MANAGEMENT SOLICITATION AND APPOINTMENT OF PROXIES

REVOCATION OF PROXIES

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

VOTING OF PROXIES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

SOLICITATION OF PROXIES

VOTING SHARES AND PRINCIPAL HOLDERS

APPOINTMENT OF AUDITOR

ELECTION OF DIRECTORS

STATEMENT OF EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

COMPENSATION OF DIRECTORS

DIRECT REMUNERATION

OPTIONS, STOCK APPRECIATION RIGHTS AND OTHER RIGHTS TO PURCHASE SECURITIES

LONG TERM INCENTIVE PLANS

PENSION BENEFITS

OTHER BENEFITS

EMPLOYMENT CONTRACTS

TERMINATION OF EMPLOYMENT

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

QWEST BANCORP LTD. AND TRILOGY BANCORP LTD.

GINSENG MARKETING COMPANIES

PREFERRED SHARE CONVERSION

MANAGEMENT CONTRACTS

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ALTERATION OF THE SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO VARIOUS SERIES OF THE LASS "A" PREFERENCE SHARES OF THE COMPANY

APPROVAL OF THE BOARD OF DIRECTORS

INTRODUCTION

This information circular accompanies the Notice of the Annual General Meeting (the “Meeting”) of the holders of common shares (the "members") of Imperial Ginseng Products Ltd. (the “Company”) to be held on December 11, 2003 at the time and place set out in the accompanying Notice of Meeting.  This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company’s management.  A member has the right to appoint a person (who need not be a member) to attend and act for and on the member’s behalf at the Meeting other than the persons designated as proxyholders by the Company’s management in the accompanying form of proxy.  To exercise this right, the member must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the member’s nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the member or by the member’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by 10:00 a.m. (PST) on December 9, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A member who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the member, the member’s attorney authorized in writing or, where the member is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 or to the registered office of the Company at Suite 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)

in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each member present in person being entitled to one vote for each Common share held.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a member present at the Meeting in person or by proxy;

(b)

directed by the Chairperson; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding Common shares.

On a poll, each member and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion by Proxyholders

A member may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting on any poll in accordance with the instructions given in the proxy.

If a choice is specified in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.  If no choice is specified in the proxy with respect to any matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy.  It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting.  If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals.  The costs of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS

Authorized Share Capital:	100,000,000	Common shares without par value
	100,000,000	Class “A” Preference Shares with a par value of $1 each
	100,000,000	Convertible Preference Shares without par value

Issued and Outstanding:	12,532,608	Common shares without par value 1
	21,573,641	Class “A” Preference Shares with a par value of $1 each1
	Nil	Convertible Preference Shares without par value1

1 As at November 6, 2003

Only holders of Common shares of the Company who are listed on its Register of Members on November 6, 2003 (the “Record Date”) are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company, other than as set out below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
James Chang	2,259,002	18.0%
Hugh Cartwright	4,268,878 (1)	34.1%
Maurice Levesque	3,890,062 (2)	31.0%

(1)

Of these shares, 592,496 are held directly, 3,656,382 are held by Qwest Bancorp Ltd., owned 1/6 by each of Hugh R. Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach, and 20,000 are held by Trilogy Holdings Corp., equally owned by family trusts related to Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque.

(2)

Of these shares, 213,680 are held directly, 3,656,382 are held by Qwest Bancorp Ltd. (see above), and 20,000 are held by Trilogy Holdings Corp. (see above).

MATTERS TO BE ACTED UPON AT THE MEETING

APPOINTMENT OF AUDITOR

The members will be asked to vote for the appointment of Grant Thornton LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of members of the Company at a remuneration to be fixed by the directors.  Grant Thornton LLP, chartered accountants was first appointed as the auditor of the Company on July 11, 2001 when KPMG LLP resigned as the auditor of the Company and the directors appointed Grant Thornton LLP to fill the vacancy.

ELECTION OF DIRECTORS

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Company Act (British Columbia) or he or she becomes disqualified to act as a director.

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.  Accordingly, the members of the Company will be asked to pass the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the number of directors of the Company be set at six.”

The following table sets out the names of management’s nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Country of Residence and Office with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Periods during which Has Served as a Director	Shares Owned(2)
JAMES S. CHANG(7) Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of Imperial Ginseng Products Ltd., 1997 – present.	1996 to present	2,259,002
STEPHEN P. McCOACH(3)(7) Canada Co-Chairman, Secretary and Director	Co-Chairman of Imperial Ginseng Products Ltd., 1997 – present. Chairman/Chief Executive Officer of Qwest Bancorp Ltd., 1990 – present.	1992 to present	435,690(4)
HUGH R. CARTWRIGHT(7) Canada Co-Chairman and Director	Co-Chairman of Imperial Ginseng Products Ltd., 1997 – present.	1992 to present	4,268,878(5)
DR. AIK PING ENG(3) Canada Director	Physician.	1993 to present	4,000
JOSEPH A. ROGERS Canada Director	President of National Cranberries Inc., 1996 – present.	1994 to present	11,500
MAURICE LEVESQUE(3) Canada Director	Partner of Qwest Bancorp Ltd. since June 1995.	1996 to present	3,890,062(6)

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by each director individually.

(2)

The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by each director individually.

(3)

Denotes member of Audit Committee.

(4)

Of these shares, 415,690 are held directly and 20,000 are held by Trilogy Holdings Corp., equally owned by family trusts related to Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque.

(5)

Of these shares, 592,496 are held directly, 3,656,382 are held by Qwest Bancorp Ltd., owned 1/6 by each of Hugh R. Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach, and 20,000 are held by Trilogy Holdings Corp., equally owned by family trusts related to Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque.

(6)

Of these shares, 213,680 are held directly, 3,656,382 are held by Qwest Bancorp Ltd. (see above), and 20,000 are held by Trilogy Holdings Corp. (see above).

(7)

Denotes member of Executive Committee.  The Executive Committee serves as a sounding board in situations where a full Board of Directors meeting is not required.  Specifically, the Executive Committee is responsible for overseeing the day-to-day operations of the Company.  Further, the Committee reviews the effectiveness of the Board and identifies, interviews and recommends the appointment of new directors.  The Executive Committee’s objective is to ensure that the Board is comprised of individuals with diverse backgrounds and experience, thereby providing the Board with a broad range of talent and experience.

The Company’s Board of Directors does not contemplate that any of its nominees will be unable to serve as a director; however, if any vacancies occur in the slate of nominees listed above before the Meeting, then proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Advance Notice of the Meeting was published in The Vancouver Sun newspaper on October 10, 2003 pursuant to section 111 of the Company Act (British Columbia).

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For purposes of this information circular, “executive officer” of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company where the person performed the functions of such office on a full-time basis; the President of the Company; any Vice-President of the Company in charge of a principal business unit such as sales, finance or production; any officer of the Company or of a subsidiary of the Company; or any other person who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a)

the Company’s chief executive officer (“CEO”);

(b)

each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each, a “Named Executive Officer”).

The Company currently has three Named Executive Officers, who are Hugh R. Cartwright (Co-Chairman of the Board), Stephen P. McCoach (Co-Chairman of the Board) and James S. Chang (President and Chief Executive Officer).

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years:

Name and Principal Position	Year Ended	Annual Compensation			Long-Term Compensation			All Other Comp-en-sation ($)
		Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Awards		Pay-outs
					Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Pay-outs ($)
Hugh R. Cartwright Co-Chairman	Jun/01 Jun/02 Jun/03	124,000 124,000 124,000	Nil Nil Nil	Nil Nil Nil	25,000/Nil 25,000/Nil 215,000/ Nil	Nil Nil Nil	24,183 27,415 17,083	Nil Nil Nil
Stephen P. McCoach Co-Chairman	Jun/01 Jun/02 Jun/03	124,000 124,000 124,000	Nil Nil Nil	Nil Nil Nil	25,000/Nil 25,000/Nil 215,000/ Nil	Nil Nil Nil	24,183 27,415 17,083	Nil Nil Nil
James S. Chang President and Chief Executive Officer	Jun/01 Jun/02 Jun/03	36,000 36,000 36,000	Nil Nil Nil	Nil Nil Nil	Nil/Nil Nil/Nil 215,000/ Nil	Nil Nil Nil	31,183 27,415 17,583	Nil Nil Nil
Allan Raymond Vice- President BC Operations	Jun/01 Jun/02 Jun/03	90,000 37,500 Nil	24,300 Nil Nil	Nil 75,000 Nil	15,000 Nil Nil	Nil Nil Nil	19,000 17,000 Nil	Nil Nil Nil
Robert Geier Vice-President Ontario Operations	Jun/01 Jun/02 Jun/03	80,000 80,000 Nil	45,600 5,600 Nil	Nil Nil Nil	15,000 15,000 Nil	Nil Nil Nil	18,650 25,000 Nil	Nil Nil Nil

(1)

"SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Compensation of Directors

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.

Direct Remuneration

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors, officers and senior officers of the Company was $520,898 for the fiscal year ended June 30, 2003.

Options, Stock Appreciation Rights and Other Rights to Purchase Securities

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2003 to Named Executive Officers of the Company:

Name of Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Hugh R. Cartwright	215,000	15.5%	$0.06	$0.06	May 22, 2008
Stephen P. McCoach	215,000	15.5%	$0.06	$0.06	May 22, 2008
James S. Chang	215,000	15.5%	$0.06	$0.06	May 22, 2008

The following table sets out the incentive stock options and stock appreciation rights exercised by the Named Executive Officers during the Company’s most recently completed financial year and provides the values of the stock options and stock appreciation rights still held by the Named Executive Officers at June 30, 2003:

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercised/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($)(1) Exercisable/ Unexercisable
Hugh R. Cartwright	Nil	Nil	215,000 / Nil	$2,150 / Nil
Stephen P. McCoach	Nil	Nil	215,000 / Nil	$2,150 / Nil
James S. Chang	Nil	Nil	215,000 / Nil	$2,150 / Nil

(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 17, 2003 (being the last day on which trading occurred prior to the financial year end) of $0.07, less the exercise price of in-the-money stock options.

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2003 to directors and officers who are not Named Executive Officers of the Company:

Name of Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Maurice Levesque	215,000	15.5%	$0.06	$0.06	May 22, 2008
Dr. Aik Ping Eng	50,000	3.6%	$0.06	$0.06	May 22, 2008
Joseph Rogers	50,000	3.6%	$0.06	$0.06	May 22, 2008
Robert Geier	75,000	5.4%	$0.06	$0.06	May 22, 2008
Hilary Madore	50,000	3.6%	$0.06	$0.06	May 22, 2008

The following table sets out the incentive stock options and stock appreciation rights exercised by directors and officers who are not Named Executive Officers of the Company during the Company’s most recently completed financial year and provides the values of the stock options and stock appreciation rights still held:

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercised/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($)(1) Exercisable/ Unexercisable
Maurice Levesque	Nil	Nil	215,000 / Nil	$2,150 / Nil
Dr. Aik Ping Eng	Nil	Nil	50,000 / Nil	$500 / Nil
Joseph Rogers	Nil	Nil	50,000 / Nil	$500 / Nil
Robert Geier	Nil	Nil	75,000 / Nil	$750 / Nil
Hilary Madore	Nil	Nil	50,000 / Nil	$500 / Nil

(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 17, 2003 (being the last day on which trading occurred prior to the financial year end) of $0.07, less the exercise price of in-the-money stock options.

Long Term Incentive Plans

The Company has in place long-term incentive plans whereby directors, senior officers and key management employees of the Company can participate in deferred incentive bonus pay-outs based on ginseng market performance and management’s achievement in yield and cost per acre on a pre-determined formula.

During the financial year ended June 30, 2003, the following payments were made to directors or senior officers pursuant to the long-term incentive plans in addition to amounts included in “Summary Compensation Table” above.

Name of Director or Senior Officer	Long Term Incentive Plan (LTIP) Payouts ($)
Joe Rogers	$2,083
Dr. Aik Ping Eng	$2,083
Maurice Levesque	$2,083
Rob Geier	$18,900
Hilary Madore	$15,000

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company’s directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

The Company and its subsidiaries did not pay any remuneration (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) pursuant to any existing plan or arrangement during the Company’s most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly.  The Company and its subsidiaries do not propose to make any payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group, pursuant to such a plan or arrangement.

Employment Contracts

The Company entered into an employment agreement dated as of January 1, 1999 with Named Executive Officer James S. Chang under which he agreed to act as President and Chief Executive Officer of the Company for a monthly salary of $5,000 during the first year of employment and, starting January 1, 2000, $3,000 per month.  In addition, Mr. Chang received 25,000 common shares of the Company during the financial year ended June 30, 1999.  The employment agreement is cancelable by the Company or Mr. Chang upon one month’s notice.

Termination of Employment

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer’s responsibilities following such a change of control.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out in this information circular, no insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Qwest Bancorp Ltd. and Trilogy Bancorp Ltd.

Qwest Bancorp Ltd. (“Qwest”), of Vancouver, British Columbia, a private corporation owned as to one sixth by each of Hugh R. Cartwright, Jan Cartwright, Maurice Levesque and Lynn Levesque and one third by Yvonne McCoach and its related asset and administration management company, Trilogy Bancorp Ltd. (“Trilogy”) of Vancouver, British Columbia, a private corporation owned equally by the family trusts of Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque, provide corporate finance and asset and administration services, respectively, to the Company.  For the year ended June 30, 2003, Trilogy received $246,000 from the Company.  Of this amount, $184,000 was for salaries for services provided by all employees of Qwest and Trilogy (excluding the above shareholders).  Of the balance, $20,000 was for reimbursement of rent and $42,000 was for expense reimbursement of office services and supplies.

During 1999, Qwest was engaged to consult with and to advise the Company with respect to restructuring its long-term debt obligations and financing.  As a result, the Company entered into a Financing and Services Agreement dated January 25, 1999 with Qwest to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preference Shares and to raise capital through the issuance of preferred shares and bonds.  Qwest is compensated for such services by a service charge of 6% of the face value of Preferred Shares and Bonds issued and 2.5% is paid to Trilogy for annual asset management.  For the year ended June 30, 2003, the Company was charged $Nil and $543,256, respectively, for these services.

Ginseng Marketing Companies

The Company has ginseng marketing agreements with Golden Phoenix Ventures Inc., of Vancouver, British Columbia, and Golden Sunshine International Ltd., of Hong Kong, the People’s Republic of China, (the “Marketing Companies”), both controlled by James S. Chang, a director of the Company.  Pursuant to these agreements, the Company’s ginseng crops are marketed on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year ended June 30, 2003, $146,696 was paid to the Marketing Companies for these services.

All related party transactions are reviewed by the Company’s Audit Committee on an on-going basis to ensure that the terms of such transactions are no less favorable than those which could have been received from an independent third party.

Preferred Share Conversion

During the year ended June 30, 2003, Qwest converted 402,212 Class “A” Preference Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also during the year ended June 30, 2003, James S. Chang converted 134,071 Class “A” Preference Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under “Executive Compensation” and “Particulars of Other Matters to be Acted Upon”, no director or senior officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Alteration of the Special Rights and Restrictions Attached to Various Series of the Class "A" Preference Shares of the Company

The authorized capital of the Company currently consists of 300,000,000 shares divided into: (i) 100,000,000 common shares without par value of which 12,532,608 common shares are issued and outstanding; (ii) 100,000,000 Class "A" Preference Shares with a par value of $1.00 each, of which an aggregate of 99,500,000 have been designated as 230 different series and 21,573,641 have been issued in 77 series; and (iii) 100,000,000 Convertible Preference Shares without par value, none of which have been issued.

The Company is undertaking to provide the holders of its Class “A” Preference shares (the “Preferred Shareholders”) with enhanced liquidity through listing Preferred Shares on the TSX Venture Exchange.

As a result of the structure of its initial Preferred Share Offering, the Company has 77 different series of Class “A” Preference Shares outstanding, with each series carrying different rights and restrictions.  To achieve the TSX Venture Exchange listing, the rights and restrictions attached to each of the 77 series must be altered so that they are all substantially the same, with the exception of the additional right to convert such shares, together with all unpaid dividends, into Convertible Preference Shares, Series "A" (the "New Convertible Preference Shares"). The New Convertible Preference Shares will also have substantially the same rights and restrictions, as set out in the attached Schedule “C”, and are intended to be listed for trading on the TSX Venture Exchange.  In order to achieve this, the Company is presently in the process of asking the existing Preferred Shareholders to pass the requisite special resolutions and agree to the cancellation of their Royalty Participation Units.

Management of the Company proposes to alter the rights and restrictions attaching to each series of Class "A" Preference Shares which currently has shares issued and outstanding, being an aggregate of 21,573,641 shares of 77 series, to have the rights and restrictions substantially as set out in Schedule “A” or Schedule "B" attached hereto, as applicable. In order to do so, the holders of each series of Class "A" Preference Shares which has shares issued and outstanding must approve such alteration at a meeting of the holders of each such series of Class "A" Preference Shares of the Company at which not less than 75% of the shares of each such series vote in favour of the alteration. In addition, the holders of each series of Class "A" Preference Shares which has shares issued and outstanding will be asked to approve the alterations proposed to be made to the rights and restrictions attaching to every other series of Class "A" Preference Shares which currently has shares issued and outstanding. Meetings of each series of Class "A" Preference Shares which has shares issued and outstanding are scheduled to be held on December 2, 2003 to pass the requisite special resolutions. There is no assurance that the rights and restrictions attaching to all outstanding series of Class "A" Preference Shares will be altered as each series votes independently at a meeting of the holders of shares of its own series.

In addition, the holders of Common shares of the Company must also approve the proposed changes to the rights and restrictions attached to various series of Class "A" Preference Shares by special resolutions. In this regard, the Company’s management intends to place the following proposed special resolutions before the holders of the issued and outstanding Common shares of the Company for consideration:

"BE IT RESOLVED, AS SPECIAL RESOLUTIONS, THAT:

1.

the special rights and restrictions attaching to each of the following series of Class “A” Preference Shares set out in Part 25 of the Articles of the Company be abrogated:

A181 99 12	A162 98 13	A169 99 12
A112 94 13	A113 95 13	A114 98 13
A115 99 13	A118 94 12	A142 94 12
A104 N 13	A109 99 12	A110 N 12
A154 94 12	A92 N 13	A98 N 12
A80 N 13	A84 99 12	A85 99 12
A86 N 12	A11 99 13	A12 N 13
A27 95 12	A28 98 12	A29 99 12
A30 N 12	A68 N 13	A73 99 12
A74 N 12	A1 92 13	A19 92 12
A2 94 13	A20 94 12	A21 95 12
A22 98 12	A23 99 12	A24 N 12
A3 95 13	A4 98 13	A5 99 13
A6 N 13	A15 95 13	A16 98 13
A18 N 13	A32 94 12	A33 95 12
A34 98 12	A35 99 12	A36 N 12
A46 98 11	A48 N 11	A56 94 10
A58 98 10	A59 99 10	A60 N 10
A42 N 11	A54 N 10

2.

the special rights and restrictions set forth in Schedule "A" be created, defined and attached to each of the following series of Class “A” Preference Shares of the Company:

A181 99 12	A162 98 13	A169 99 12
A112 94 13	A113 95 13	A114 98 13
A115 99 13	A118 94 12	A142 94 12
A104 N 13	A109 99 12	A110 N 12
A154 94 12	A92 N 13	A98 N 12
A80 N 13	A84 99 12	A85 99 12
A86 N 12	A11 99 13	A12 N 13
A27 95 12	A28 98 12	A29 99 12
A30 N 12	A68 N 13	A73 99 12
A74 N 12	A1 92 13	A19 92 12
A2 94 13	A20 94 12	A21 95 12
A22 98 12	A23 99 12	A24 N 12
A3 95 13	A4 98 13	A5 99 13
A6 N 13	A15 95 13	A16 98 13
A18 N 13	A32 94 12	A33 95 12
A34 98 12	A35 99 12	A36 N 12
A46 98 11	A48 N 11	A56 94 10
A58 98 10	A59 99 10	A60 N 10
A42 N 11	A54 N 10

3.

the special rights and restrictions attaching to each of the following series of Class “A” Preference Shares set out in Part 25 of the Articles of the Company be abrogated:

A208 94 11	A209 95 11	A210 98 11
A213 92 10	A219 92 11	A229 99 10
A187 99 13	A188 N 13	A190 94 12
A194 N 12	A198 98 13	A200 N 13
A202 94 12	A206 N 12	A212 N 11
A182 N 12	A214 94 10	A218 N 10
A224 N 11	A225 92 10	A230 N 10

4.

the special rights and restrictions set forth in Schedule "B" be created, defined and attached to each of the following series of Class “A” Preference Shares of the Company:

A208 94 11	A209 95 11	A210 98 11
A213 92 10	A219 92 11	A229 99 10
A187 99 13	A188 N 13	A190 94 12
A194 N 12	A198 98 13	A200 N 13
A202 94 12	A206 N 12	A212 N 11
A182 N 12	A214 94 10	A218 N 10
A224 N 11	A225 92 10	A230 N 10

5.

consent is hereby given to the special resolutions passed by the holders of the issued shares of each series of Class "A" Preference Shares of the Company the effect of which is to alter the rights and restrictions attached to each such series to be substantially in the form attached hereto as Schedule "A" or Schedule "B", as applicable;

6.

the Memorandum and Articles of the Company be altered accordingly;

7.

a certified copy of the foregoing resolutions be filed with the Registrar of Companies for British Columbia subject to such changes as the Registrar may require, and the President or any one Director of the Company is authorized to do all such things necessary to carry out the intent of the foregoing; and

8.

this special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the holders of the Common shares at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum and Articles of the Company without further approval, ratification or confirmation by the holders of the Common shares of the Company, and in such case, the special resolution approving and adopting the above described alterations to the memorandum and articles of the Company shall be deemed to have been rescinded."

The above special resolution must be passed by not less than 75% of the votes cast at the Meeting.

The Company’s management also intends to place the following proposed special and separate resolutions before the holders of the issued and outstanding Common shares of the Company for consideration:

"BE IT RESOLVED, AS A SEPARATE RESOLUTION, THAT the holders of the issued Common shares of the Company consent to the special resolutions passed or to be passed on or about December 2, 2003 by the holders of the issued shares of certain series of Class "A" Preference Shares of the Company the effect of which is to alter the rights and restrictions attached to each such series to be substantially in the form attached hereto as Schedule “A” or Schedule “B”, as applicable.

The above separate resolution must be passed by not less than 75% of the votes cast at the Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each member of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

ORDER OF THE BOARD OF DIRECTORS
OF IMPERIAL GINSENG PRODUCTS LTD.

Per:

“Signed”

Hugh R. Cartwright

Co-Chairman and Director

SCHEDULE "A"

PART 26

(Rights and Restrictions

for 1:1 Conversion Rate)

SCHEDULE “A”

[Rights and Restrictions for Series with 1:1 conversion rate]

PART 26

ADDITIONAL RIGHTS AND RESTRICTIONS ATTACHING TO

CLASS “A” PREFERENCE SHARES, SERIES

A181 99 12	A162 98 13	A169 99 12
A112 94 13	A113 95 13	A114 98 13
A115 99 13	A118 94 12	A142 94 12
A104 N 13	A109 99 12	A110 N 12
A154 94 12	A92 N 13	A98 N 12
A80 N 13	A84 99 12	A85 99 12
A86 N 12	A11 99 13	A12 N 13
A27 95 12	A28 98 12	A29 99 12
A30 N 12	A68 N 13	A73 99 12
A74 N 12	A1 92 13	A19 92 12
A2 94 13	A20 94 12	A21 95 12
A22 98 12	A23 99 12	A24 N 12
A3 95 13	A4 98 13	A5 99 13
A6 N 13	A15 95 13	A16 98 13
A18 N 13	A32 94 12	A33 95 12
A34 98 12	A35 99 12	A36 N 12
A46 98 11	A48 N 11	A56 94 10
A58 98 10	A59 99 10	A60 N 10
A42 N 11	A54 N 10

26.01

Definition.  In this Part 26 of the Articles of the Company, in respect of each of the following series of Class "A" Preference Shares, "Convertible Class A Shares" means, respectively, the Class “A” Preference Shares of such series, as the case may be:

A181 99 12	A162 98 13	A169 99 12
A112 94 13	A113 95 13	A114 98 13
A115 99 13	A118 94 12	A142 94 12
A104 N 13	A109 99 12	A110 N 12
A154 94 12	A92 N 13	A98 N 12
A80 N 13	A84 99 12	A85 99 12
A86 N 12	A11 99 13	A12 N 13
A27 95 12	A28 98 12	A29 99 12
A30 N 12	A68 N 13	A73 99 12
A74 N 12	A1 92 13	A19 92 12
A2 94 13	A20 94 12	A21 95 12
A22 98 12	A23 99 12	A24 N 12
A3 95 13	A4 98 13	A5 99 13
A6 N 13	A15 95 13	A16 98 13
A18 N 13	A32 94 12	A33 95 12
A34 98 12	A35 99 12	A36 N 12
A46 98 11	A48 N 11	A56 94 10
A58 98 10	A59 99 10	A60 N 10
A42 N 11	A54 N 10

For further clarification, the rights and restrictions set out in this Part 26 attach to each of the above series of Class "A" Preference Shares individually, not collectively.

26.02

Voting Rights.  The Convertible Class A Shares have the following special rights and restrictions with respect to voting:

(a)

General Meetings.  The holders of Convertible Class A Shares are not entitled to notice of or to be present or to vote, either in person or by proxy, at any general meeting of the shareholders of the Company other than a separate meeting of the holders of Convertible Class A Shares.

(b)

Class and Series Meetings.

(i)

Requisition by Shareholders.  Meetings of the holders of Convertible Class A Shares may be requisitioned by the holders of not less than 20% of the Convertible Class A Shares outstanding as at the date of requisition by giving notice as set out herein.

(ii)

Notice.  Twenty-one (21) days notice of a meeting must be given to the Company and to the holders of Convertible Class A Shares.  Notice of a meeting of the holders of Convertible Class A Shares shall specify the place, the day and the hour of the meeting, and the general nature of the business to be carried out at the meeting.  The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice shall not invalidate any proceedings at that meeting.

(iii)

Quorum.  The quorum for a meeting of the holders of Convertible Class A Shares shall be one (1) holder of such shares, present in person or by proxy, or (being a corporation) represented in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time, holding not less than one-third of the Convertible Class A Shares affected.

(iv)

Voting.  Each Convertible Class A Share held shall entitle the holder thereof to one vote at a meeting of the holders of Convertible Class A Shares.

(v)

Proceedings and Voting.  To the extent they are applicable, the provisions of Parts 10 (Proceedings at General Meetings) and Part 11 (Votes of Members) of the Articles apply to any meeting of the holders of Convertible Class A Shares.

(vi)

Matters requiring extraordinary resolution.   Approval of holders of not less than 75% of the Convertible Class A Shares shall be required for any modification or compromise which prejudices or interferes with the rights of the holders of Convertible Class A Shares, or the waiver of any default by the Company by such holders.  If such approval is given at a meeting of such holders then approval of holders of not less than 75% means the approval of not less than 75% of the votes cast at such meeting by such holders who are present in person or by proxy, or (being a corporation) represented by an authorized representative.

26.03

Dividends.  The Convertible Class A Shares have the following special rights and restrictions with respect to receipt of dividends:

(a)

Non-Cumulative Dividend.  The holders of the Convertible Class A Shares are entitled to receive on the issue price thereof, if and when declared by the directors in their sole discretion, out of the monies of the Company properly applicable to the payment of dividends, preferential, non-cumulative dividends at the rate of twelve percent (12%) per annum (for greater certainty such percentage shall be applied to the issue price of the Convertible Class A Shares to determine the annual dividend payable).  If, in any fiscal year, dividends on the Convertible Class A Shares are not declared, the rights of the holders thereof to any dividends or any part thereof in respect of such year shall be forever extinguished.

For greater certainty, any partial repurchase or conversion of any Convertible Class A Shares shall not disentitle any holder of such shares from receiving dividends as set out above on those shares which remain issued and outstanding after such partial repurchase or conversion.

The holders of the Convertible Class A Shares shall not be entitled to any dividends other than or in excess of the dividends provided for in this section.

(b)

If Dividends Unpaid.  No dividends shall at any time be declared or paid on or set apart for payment during any fiscal year on any of the common shares, or on shares of any other class ranking junior to the Convertible Class A Shares with respect to dividends, unless in each case all dividends for such fiscal year, on the Convertible Class A Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment.

(c)

Payment by Issuance of Common Shares.  Notwithstanding any other provision of this Part, payment of any dividends on the Convertible Class A Shares may be made by way of the issuance of common shares in the capital of the Company.  The price of such common shares shall be the fair market value thereof as determined by the directors, having regard to the closing price of the common shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction.

(d)

If Shares Converted or Repurchased.  For greater certainty, if any Convertible Class A Shares having a right to receive dividends is converted or repurchased then no dividends shall be declared on such shares from and after the date of conversion or repurchase.

26.04

Conversion by Holder into Common Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the holders thereof, be convertible into common shares of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of common shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.00 per share) divided by the common share conversion price provided for herein.

(b)

Conversion Price.  The common share conversion price for any Convertible Class A Shares shall be $1.00 per common share, provided that such conversion price shall increase by $0.25 per common share on January 31, 2004 and by an additional $0.25 per share on January 31 of each subsequent year thereafter, depending on what date notice of conversion is provided to the Company as set forth herein.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Convertible Class A Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Convertible Class A Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing common shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Convertible Class A Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into common shares after such date but before the payment date of such dividend.  The registered holders of common shares acquired by conversion shall be entitled to rank equally with the holders of all other common shares in respect of all dividends payable to holders of common shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the common shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the common shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such  subdivision, reclassification or change if the right of conversion had been exercised prior to the date of  such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the common shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional common shares upon any conversion, and the number of fractional common shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole common shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its common shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

26.05

Conversion by Holder into Convertible Preference Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the holders thereof, be convertible into Convertible Preference Shares, Series “A” (the "Convertible Preference Shares") of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of Convertible Preference Shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.00 per share) divided by the Convertible Preference Share conversion price provided for herein.

(b)

Conversion Price.  The Convertible Preference Share conversion price for any Convertible Class A Shares shall be $1.00 per Convertible Preference Share.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Convertible Class A Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Convertible Class A Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing Convertible Preference Shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Convertible Class A Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  If any dividends remain unpaid on the Convertible Class A Shares to be converted, then such unpaid dividends shall be paid by way of the issuance of Convertible Preference Shares of the Company.  The price of such Convertible Preference Shares shall be the fair market value thereof as determined by the directors (and if such Convertible Preference Shares are listed then the directors shall have regard to the closing price of the Convertible Preference Shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction).

The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into Convertible Preference Shares after such date but before the payment date of such dividend.  The registered holders of Convertible Preference Shares acquired by conversion shall be entitled to rank equally with the holders of all other Convertible Preference Shares in respect of all dividends payable to holders of Convertible Preference Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the Convertible Preference Shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the Convertible Preference Shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such subdivision, reclassification or change if the right of conversion had been exercised prior to the date of such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the Convertible Preference Shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional Convertible Preference Shares upon any conversion, and the number of fractional Convertible Preference Shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole Convertible Preference Shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its Convertible Preference Shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

26.06

Conversion by Company to Convertible Preference Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the Company, be convertible into Convertible Preference Shares of the Company as provided herein.  Upon the exercise of the conversion right by the Company, the Company shall issue to the holder that number of Convertible Preference Shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.00 per share) divided by the Convertible Preference Share conversion price provided for herein.

(b)

Conversion Price.  The Convertible Preference Share conversion price for any Convertible Class A Shares shall be $1.00 per Convertible Preference Share.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the holder at such holder’s last known address.  Such notice shall specify the number of Convertible Class A Shares which the Company desires to have converted.  Notice shall be deemed to have been given seven days from the date of mailing of such notice.

(d)

Share Certificates.  Upon the Company giving notice as set out herein, the Company shall issue certificates representing Convertible Preference Shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice.  If less than all the Convertible Class A Shares represented by any certificate(s) are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  If any dividends remain unpaid on the Convertible Class A Shares to be converted, then such unpaid dividends shall be paid by way of the issuance of Convertible Preference Shares of the Company.  The price of such Convertible Preference Shares shall be the fair market value thereof as determined by the directors (and if such Convertible Preference Shares are listed then the directors shall have regard to the closing price of the Convertible Preference Shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction).

The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into Convertible Preference Shares after such date but before the payment date of such dividend.  The registered holders of Convertible Preference Shares acquired by conversion shall be entitled to rank equally with the holders of all other Convertible Preference Shares in respect of all dividends payable to holders of Convertible Preference Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the Convertible Preference Shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the Convertible Preference Shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares which are converted at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such subdivision, reclassification or change if the right of conversion had been exercised prior to the date of such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the Convertible Preference Shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional Convertible Preference Shares upon any conversion, and the number of fractional Convertible Preference Shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole Convertible Preference Shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its Convertible Preference Shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

26.07

Priority on Liquidation.  In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon distribution of the assets of the Company among its members for the purpose of winding-up its affairs, or upon a reduction or return of its capital (except by way of the repurchase of shares made in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time) the Convertible Class A Shares shall participate rateably with the Class “A” Preference Shares of all series and shall rank in priority to the common shares of the Company with respect to outstanding or unpaid dividends or return of the amount paid up thereon.  After payment to the holders of the Convertible Class A Shares of the amounts so payable to them as set out above, they shall not be entitled to share in any further distribution of the property or assets of the Company.

26.08

Directors May Cancel Unissued Shares and Create Series.  The directors shall have the power to cancel any unissued Convertible Class A Shares and, as set out in paragraph 23.01(b) and (c), the directors shall have the power to create one or more additional series of Class “A” Preference Shares and to create, define and attach special rights and restrictions attached thereto.

SCHEDULE "B"

PART 27

(Rights and Restrictions

for 1:1.1 Conversion Rate)

SCHEDULE "B"

[Rights and Restrictions for series with 1:1.1 conversion rate]

PART 27

ADDITIONAL RIGHTS AND RESTRICTIONS ATTACHING TO

CLASS “A” PREFERENCE SHARES, SERIES

A208 94 11	A209 95 11	A210 98 11
A213 92 10	A219 92 11	A229 99 10
A187 99 13	A188 N 13	A190 94 12
A194 N 12	A198 98 13	A200 N 13
A202 94 12	A206 N 12	A212 N 11
A182 N 12	A214 94 10	A218 N 10
A224 N 11	A225 92 10	A230 N 10

27.01

Definition. In this Part 27 of the Articles of the Company, in respect of each of the following series of Class "A" Preference Shares, "Convertible Class A Shares" means, respectively, the Class “A” Preference Shares of such series, as the case may be:

A208 94 11	A209 95 11	A210 98 11
A213 92 10	A219 92 11	A229 99 10
A187 99 13	A188 N 13	A190 94 12
A194 N 12	A198 98 13	A200 N 13
A202 94 12	A206 N 12	A212 N 11
A182 N 12	A214 94 10	A218 N 10
A224 N 11	A225 92 10	A230 N 10

For further clarification, the rights and restrictions set out in this Part 27 attach to each of the above series of Class "A" Preference Shares individually, not collectively.

27.02

Voting Rights.  The Convertible Class A Shares have the following special rights and restrictions with respect to voting:

(a)

General Meetings.  The holders of Convertible Class A Shares are not entitled to notice of or to be present or to vote, either in person or by proxy, at any general meeting of the shareholders of the Company other than a separate meeting of the holders of Convertible Class A Shares.

(b)

Class and Series Meetings.

(i)

Requisition by Shareholders.  Meetings of the holders of Convertible Class A Shares may be requisitioned by holders of not less than 20% of the Convertible Class A Shares outstanding as at the date of requisition by giving notice as set out herein.

(ii)

Notice.  Twenty-one (21) days notice of a meeting must be given to the Company and to the holders of Convertible Class A Shares.  Notice of a meeting of the holders of Convertible Class A Shares shall specify the place, the day and the hour of the meeting, and the general nature of the business to be carried out at the meeting.  The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice shall not invalidate any proceedings at that meeting.

(iii)

Quorum.  The quorum for a meeting of the holders of Convertible Class A Shares shall be one (1) holder of such shares, present in person or by proxy, or (being a corporation) represented in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time, holding not less than one-third of the Convertible Class A Shares affected.

(iv)

Voting.  Each Convertible Class A Share held shall entitle the holder thereof to one vote at a meeting of the holders of Convertible Class A Shares.

(v)

Proceedings and Voting.  To the extent they are applicable, the provisions of Parts 10 (Proceedings at General Meetings) and Part 11 (Votes of Members) of the Articles apply to any meeting of the holders of Convertible Class A Shares.

(vi)

Matters requiring extraordinary resolution.   Approval of holders of not less than 75% of the Convertible Class A Shares shall be required for any modification or compromise which prejudices or interferes with the rights of the holders of Convertible Class A Shares, or the waiver of any default by the Company by such holders.  If such approval is given at a meeting of such holders then approval of holders of not less than 75% means the approval of not less than 75% of the votes cast at such meeting by such holders who are present in person or by proxy, or (being a corporation) represented by an authorized representative.

27.03

Dividends.  The Convertible Class A Shares have the following special rights and restrictions with respect to receipt of dividends:

(a)

Non-Cumulative Dividend.  The holders of the Convertible Class A Shares are entitled to receive on the issue price thereof, if and when declared by the directors in their sole discretion, out of the monies of the Company properly applicable to the payment of dividends, preferential, non-cumulative dividends at the rate of twelve percent (12%) per annum (for greater certainty such percentage shall be applied to the issue price of the Convertible Class A Shares to determine the annual dividend payable).  If, in any fiscal year, dividends on the Convertible Class A Shares are not declared, the rights of the holders thereof to any dividends or any part thereof in respect of such year shall be forever extinguished.

For greater certainty, any partial repurchase or conversion of any Convertible Class A Shares shall not disentitle any holder of such shares from receiving dividends as set out above on those shares which remain issued and outstanding after such partial repurchase or conversion.

The holders of the Convertible Class A Shares shall not be entitled to any dividends other than or in excess of the dividends provided for in this section.

(b)

If Dividends Unpaid.  No dividends shall at any time be declared or paid on or set apart for payment during any fiscal year on any of the common shares, or on shares of any other class ranking junior to the Convertible Class A Shares with respect to dividends, unless in each case all dividends for such fiscal year, on the Convertible Class A Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment.

(c)

Payment by Issuance of Common Shares.  Notwithstanding any other provision of this Part, payment of any dividends on the Convertible Class A Shares may be made by way of the issuance of common shares in the capital of the Company.  The price of such common shares shall be the fair market value thereof as determined by the directors, having regard to the closing price of the common shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction.

(d)

If Shares Converted or Repurchased.  For greater certainty, if any Convertible Class A Shares having a right to receive dividends is converted or repurchased then no dividends shall be declared on such shares from and after the date of conversion or repurchase.

27.04

Conversion by Holder into Common Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the holders thereof, be convertible into common shares of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of common shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.00 per share) divided by the common share conversion price provided for herein.

(b)

Conversion Price.  The common share conversion price for any Convertible Class A Shares shall be $1.00 per common share, provided that such conversion price shall increase by $0.25 per common share on January 31, 2004 and by an additional $0.25 per share on January 31 of each subsequent year thereafter, depending on what date notice of conversion is provided to the Company as set forth herein.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Convertible Class A Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Convertible Class A Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing common shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Convertible Class A Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into common shares after such date but before the payment date of such dividend.  The registered holders of common shares acquired by conversion shall be entitled to rank equally with the holders of all other common shares in respect of all dividends payable to holders of common shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the common shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the common shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such subdivision, reclassification or change if the right of conversion had been exercised prior to the date of  such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the common shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional common shares upon any conversion, and the number of fractional common shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole common shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its common shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

27.05

Conversion by Holder into Convertible Preference Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the holders thereof, be convertible into Convertible Preference Shares, Series “A” (the "Convertible Preference Shares") of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of Convertible Preference Shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.10 per share) divided by the Convertible Preference Share conversion price provided for herein.

(b)

Conversion Price.  The Convertible Preference Share conversion price for any Convertible Class A Shares shall be $1.00 per Convertible Preference Share.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Convertible Class A Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Convertible Class A Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing Convertible Preference Shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Convertible Class A Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  If any dividends remain unpaid on the Convertible Class A Shares to be converted, then such unpaid dividends shall be paid by way of the issuance of Convertible Preference Shares of the Company.  The price of such Convertible Preference Shares shall be the fair market value thereof as determined by the directors (and if such Convertible Preference Shares are listed then the directors shall have regard to the closing price of the Convertible Preference Shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction).

The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into Convertible Preference Shares after such date but before the payment date of such dividend.  The registered holders of Convertible Preference Shares acquired by conversion shall be entitled to rank equally with the holders of all other Convertible Preference Shares in respect of all dividends payable to holders of Convertible Preference Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the Convertible Preference Shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the Convertible Preference Shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such subdivision, reclassification or change if the right of conversion had been exercised prior to the date of such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the Convertible Preference Shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional Convertible Preference Shares upon any conversion, and the number of fractional Convertible Preference Shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole Convertible Preference Shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its Convertible Preference Shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

27.06

Conversion by Company to Convertible Preference Shares.

(a)

Right of Conversion.  All Convertible Class A Shares shall, at the option of the Company, be convertible into Convertible Preference Shares of the Company as provided herein.  Upon the exercise of the conversion right by the Company, the Company shall issue to the holder that number of Convertible Preference Shares equal to the aggregate issue price of the Convertible Class A Shares to be converted (which shall be $1.10 per share) divided by the Convertible Preference Share conversion price provided for herein.

(b)

Conversion Price.  The Convertible Preference Share conversion price for any Convertible Class A Shares shall be $1.00 per Convertible Preference Share.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the holder at such holder’s last known address.  Such notice shall specify the number of Convertible Class A Shares which the Company desires to have converted.  Notice shall be deemed to have been given seven days from the date of mailing of such notice.

(d)

Share Certificates.  Upon the Company giving notice as set out herein, the Company shall issue certificates representing Convertible Preference Shares at the rate provided for herein to the registered holder of the Convertible Class A Shares referred to in such notice.  If less than all the Convertible Class A Shares represented by any certificate(s) are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Class A Shares which are not to be converted.

(e)

Conversion and Dividends.  If any dividends remain unpaid on the Convertible Class A Shares to be converted, then such unpaid dividends shall be paid by way of the issuance of Convertible Preference Shares of the Company.  The price of such Convertible Preference Shares shall be the fair market value thereof as determined by the directors (and if such Convertible Preference Shares are listed then the directors shall have regard to the closing price of the Convertible Preference Shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction).

The registered holders of any Convertible Class A Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into Convertible Preference Shares after such date but before the payment date of such dividend.  The registered holders of Convertible Preference Shares acquired by conversion shall be entitled to rank equally with the holders of all other Convertible Preference Shares in respect of all dividends payable to holders of Convertible Preference Shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Class A Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Class A Shares on account of any dividends, either on the Convertible Class A Shares converted or on the Convertible Preference Shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any subdivision, reclassification or change of the Convertible Preference Shares into a greater number or a different class or classes of shares, the holder of any Convertible Class A Shares which are converted at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such subdivision, reclassification or change if the right of conversion had been exercised prior to the date of such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Class A Shares are outstanding, there should be any consolidation, reclassification or change of the Convertible Preference Shares into a lesser number or a different class or classes of shares, the holder of any Convertible Class A Shares exercising the rights of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional Convertible Preference Shares upon any conversion, and the number of fractional Convertible Preference Shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Class A Shares (including whole Convertible Preference Shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its Convertible Preference Shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

27.07

Priority on Liquidation.  In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon distribution of the assets of the Company among its members for the purpose of winding-up its affairs, or upon a reduction or return of its capital (except by way of the repurchase of shares made in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time) the Convertible Class A Shares shall participate rateably with the Class “A” Preference Shares of all series and shall rank in priority to the common shares of the Company with respect to outstanding or unpaid dividends or return of the amount paid up thereon.  After payment to the holders of the Convertible Class A Shares of the amounts so payable to them as set out above, they shall not be entitled to share in any further distribution of the property or assets of the Company.

27.08

Directors May Cancel Unissued Shares and Create Series.  The directors shall have the power to cancel any unissued Convertible Class A Shares and, as set out in paragraph 23.01(b) and (c), the directors shall have the power to create one or more additional series of Class “A” Preference Shares and to create, define and attach special rights and restrictions attached thereto.

SCHEDULE "C"

PART 28

(Rights and Restrictions

attaching to Convertible Preference

Shares, Series "A")

SCHEDULE "C"

PART 28

ADDITIONAL RIGHTS AND RESTRICTIONS ATTACHING TO

CONVERTIBLE PREFERENCE SHARES, SERIES “A”

28.01

Definition.  The Convertible Preference Shares, Series “A” without par value are called the “Convertible Preference Shares” in this Part 28 of the Articles of the Company.

28.02

Voting Rights.  The Convertible Preference Shares have the following special rights and restrictions with respect to voting:

(a)

General Meetings.  The holders of Convertible Preference Shares are not entitled to notice of or to be present or to vote, either in person or by proxy, at any general meeting of the shareholders of the Company other than a separate meeting of the holders of Convertible Preference Shares.

(b)

Class and Series Meetings.

(i)

Requisition by Shareholders.  Meetings of the holders of Convertible Preference Shares may be requisitioned by the holders of not less than 20% of the Convertible Preference Shares outstanding as at the date of the requisition by giving notice as set out herein.

(ii)

Notice.  Twenty-one (21) days notice of a meeting must be given to the Company and to the holders of Convertible Preference Shares.  Notice of a meeting of the holders of Convertible Preference Shares shall specify the place, the day and the hour of the meeting, and the general nature of the business to be carried out at the meeting.  The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice shall not invalidate any proceedings at that meeting.

(iii)

Quorum.  The quorum for a meeting of the holders of Convertible Preference Shares shall be one (1) holder of such shares, present in person or by proxy, or (being a corporation) represented in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time, holding not less than one-third of the Convertible Preference Shares affected.

(iv)

Voting.  Each Convertible Preference Share held shall entitle the holder thereof to one vote at a meeting of the holders of Convertible Preference Shares.

(v)

Proceedings and Voting.  To the extent they are applicable, the provisions of Parts 10 (Proceedings at General Meetings) and Part 11 (Votes of Members) of the Articles apply to any meeting of the holders of Convertible Preference Shares.

(vi)

Matters requiring extraordinary resolution.   Approval of holders of not less than 75% of the Convertible Preference Shares shall be required for any modification or compromise which prejudices or interferes with the rights of the holders of Convertible Preference Shares, or the waiver of any default by the Company by such holders.  If such approval is given at a meeting of such holders then approval of holders of not less than 75% means the approval of not less than 75% of the votes cast at such meeting by such holders who are present in person or by proxy, or (being a corporation) represented by an authorized representative.

28.03

Dividends.  The Convertible Preference Shares have the following special rights and restrictions with respect to receipt of dividends:

(a)

Non-Cumulative Dividend.  The holders of the Convertible Preference Shares are entitled to receive on the issue price thereof (which shall be $1.00 per Convertible Preference Share), if and when declared by the directors in their sole discretion, out of the monies of the Company properly applicable to the payment of dividends, preferential, non-cumulative dividends at the rate of twelve percent (12%) per annum (for greater certainty such percentage shall be applied to the issue price of the Convertible Preference Shares to determine the annual dividend payable).  If, in any fiscal year, dividends on the Convertible Preference Shares are not declared, the rights of the holders thereof to any dividends or any part thereof in respect of such year shall be forever extinguished.

For greater certainty, any partial repurchase or conversion of any Convertible Preference Shares shall not disentitle any holder of such shares from receiving dividends as set out above on those shares which remain issued and outstanding after such partial repurchase or conversion.

The holders of the Convertible Preference Shares shall not be entitled to any dividends other than or in excess of the dividends provided for in this section.

(b)

If Dividends Unpaid.  No dividends shall at any time be declared or paid on or set apart for payment during any fiscal year on any of the common shares, or on shares of any other class ranking junior to the Convertible Preference Shares with respect to dividends, unless in each case all dividends for such fiscal year, on the Convertible Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment.

(c)

Payment by Issuance of Common Shares.  Notwithstanding any other provision of this Part, payment of any dividends on the Convertible Preference Shares may be made by way of the issuance of common shares in the capital of the Company.  The price of such common shares shall be the fair market value thereof as determined by the directors, having regard to the closing price of the common shares of the Company on the day before the date of the press release announcing the issuance of such shares and having regard to the policies of any stock exchange on which such shares may be listed and having regard to the rules of any other securities regulatory authority having jurisdiction.

(d)

If Shares Converted or Repurchased.  For greater certainty, if any Convertible Preference Shares having a right to receive dividends is converted or repurchased then no dividends shall be declared on such shares from and after the date of conversion or repurchase.

28.04

Conversion.

(a)

Right of Conversion.  All Convertible Preference Shares shall, at the option of the holders thereof, be convertible into common shares of the Company as provided herein.  Upon the exercise of the conversion right by the holder the Company shall issue to the holder that number of common shares equal to the aggregate issue price of the Convertible Preference Shares to be converted (which shall be $1.00 per Convertible Preference Share) divided by the common share conversion price provided for herein.

(b)

Conversion Price.  The common share conversion price for any Convertible Preference Shares shall be $1.00 per common share, provided that such conversion price shall increase by $0.25 per common share on January 31, 2004 and by an additional $0.25 per share on January 31 of each subsequent year thereafter, depending on what date notice of conversion is provided to the Company as set forth herein.

(c)

Notice.  The conversion right provided for herein may be exercised by notice in writing given to the Company or any transfer agent of the Company for the Convertible Preference Shares in respect of which the holder thereof desires to exercise such right of conversion, accompanied by all certificates (if issued) representing such shares.  Such notice shall be signed by the person or persons registered on the books of the Company as the holder of such shares or by the duly authorized attorney of such person(s) and shall specify the number of Convertible Preference Shares which the holder desires to have converted.

(d)

Share Certificates.  Upon the Company or the transfer agent receiving notice as set out herein, the Company shall issue certificates representing common shares at the rate provided for herein to the registered holder of the Convertible Preference Shares referred to in such notice, or in such name or names as such registered holder may direct in writing.  If less than all the Convertible Preference Shares represented by any certificate(s) accompanying such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Convertible Preference Shares which are not to be converted.

(e)

Conversion and Dividends.  The registered holders of any Convertible Preference Shares at the close of business on any date that any dividend payable on such shares is declared shall be entitled to such dividend notwithstanding that such shares are subsequently converted into common shares after such date but before the payment date of such dividend.  The registered holders of common shares acquired by conversion shall be entitled to rank equally with the holders of all other common shares in respect of all dividends payable to holders of common shares who were holders of record at the close of business on any date on or after the date of such conversion or declared after such date.  Subject to the foregoing and to adjustment in the event of subdivision or consolidation, upon the conversion of any Convertible Preference Shares there shall be no payment or adjustment by the Company or by the holders of any Convertible Preference Shares on account of any dividends, either on the Convertible Preference Shares converted or on the common shares issued upon conversion.

(f)

Subdivision.  If at any time while any of the Convertible Preference Shares are outstanding, there should be any subdivision, reclassification or change of the common shares into a greater number or a different class or classes of shares, the holder of any Convertible Preference Shares exercising the right of conversion attached thereto at any time after such subdivision, reclassification or change shall be entitled to such additional number or different class or classes of shares as would have resulted from such  subdivision, reclassification or change if the right of conversion had been exercised prior to the date of  such subdivision, reclassification or change.

(g)

Consolidation.  If at any time while any of the Convertible Preference Shares are outstanding, there should be any consolidation, reclassification or change of the common shares into a lesser number or a different class or classes of shares, the holder of any Convertible Preference Shares exercising the right of conversion attached thereto at any time after such consolidation, reclassification or change shall be entitled to such lesser number or different class or classes of shares as would have resulted from such consolidation, reclassification or change if the right of conversion had been exercised prior to the date of  such consolidation, reclassification or change.

(h)

Auditors.  If any question shall at any time arise with respect to the adjustment of the conversion rights as set out herein, such question shall be conclusively determined by the auditors of the Company and any such determination shall be binding on the Company and all transfer agents and all the shareholders of the Company.

(i)

Fractional Shares.  The Company shall not issue fractional common shares upon any conversion, and the number of fractional common shares to be issued upon any conversion shall be rounded to the nearest whole number.

(j)

General.  All shares resulting from any conversion of any Convertible Preference Shares (including whole common shares resulting from the consolidation by the Company of fractional shares which result from conversions) shall be fully paid and non-assessable.  Nothing herein contained shall affect or restrict the right of the Company to increase the number of its common shares in accordance with the provisions of the Company Act, British Columbia, as amended or re-enacted from time to time, and to issue such shares from time to time.

28.05

Priority on Liquidation.  In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon distribution of the assets of the Company among its members for the purpose of winding-up its affairs, or upon a reduction or return of its capital (except by way of the repurchase of shares made in accordance with the Company Act, British Columbia, as amended or re-enacted from time to time) the Convertible Preference Shares shall participate rateably with the Class “A” Preference Shares and shall rank in priority to the common shares of the Company with respect to outstanding or unpaid dividends or return of the amount paid up thereon.  After payment to the holders of the Convertible Preference Shares of the amounts so payable to them as set out above, they shall not be entitled to share in any further distribution of the property or assets of the Company.

28.06

Directors May Cancel Unissued Shares and Create Series.  The directors shall have the power to cancel any unissued Convertible Preference Shares and, as set out in paragraph 23.01(b) and (c), the directors shall have the power to create one or more additional series of Convertible Preference Shares and to create, define and attach special rights and restrictions attached thereto.

PROXY

ANNUAL GENERAL MEETING (THE “MEETING”)
OF MEMBERS OF

IMPERIAL GINSENG PRODUCTS LTD. (THE “COMPANY”)

Meeting Date:

Thursday, December 11, 2003

Meeting Time:

10:00 am (Pacific Time)

Meeting Location:

Boardroom – Catalyst Corporate Finance Lawyers

1400 – 1055 West Hastings Street

Vancouver, BC

The undersigned member of the Company hereby appoints Hugh R. Cartwright, a director of the Company, or failing this person, Stephen P. McCoach, a director of the Company, or in the place of the foregoing, _________________________________ (print the name), as proxyholder for and on behalf of the member with full power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the Meeting and at every adjournment of the Meeting, to the same extent and with the same powers as if the undersigned member were present at the Meeting or any adjournment of the Meeting.

Resolutions

(For full details of each item, please see the accompanying Notice of Meeting and Information Circular.)

For

Withhold

1.

To appoint Grant Thornton LLP as the auditor of the Company at a remuneration to be fixed by the directors.

_____

_____

For

Against

2.    To set the number of directors of the Company at six.

_____

_____

For

Withhold

3.

To elect the following persons as directors of the Company:

(a)

Stephen P. McCoach

_____

_____

(b)

Hugh R. Cartwright

_____

_____

(c)

Dr. Aik Ping Eng

_____

_____

(d)

Joseph A. Rogers

_____

_____

(e)

James S. Chang

_____

_____

(f)

Maurice Levesque

_____

_____

For

Against

4.

To approve a special resolution to alter the rights and restrictions attached to various series of Class “A” Preference Shares of the Company.

_____

_____

For

Against

5.

To approve a separate resolution consenting to the resolutions passed or to be passed by the holders of various series of Class "A" Preference Shares altering the rights and restrictions attached to each such series.

_____

_____

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE:

_________________________________________

Please Print Name:

_________________________________________

Date:

_________________________________________

Number of Shares:

_________________________________________

This proxy form is not valid unless it is signed and dated. See important information and instructions on reverse side.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This proxy is solicited by the management of the Company.

2.

If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation authorizing the signing person to execute the proxy form on the member’s behalf that is acceptable to the Chair of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3.

If a member cannot attend the Meeting but wishes to vote on the resolutions, the member can appoint another person (who need not be a member of the Company) to vote according to the member's instructions.  To appoint someone other than the person named in this proxy form, a member must either:

(a)

on the proxy form:

(i)

strike out the printed names of the individuals specified as proxyholder,

(ii)

insert the name of the member’s nominee in the blank space provided,

(iii)

sign and date the proxy form, and

(iv)

return the proxy form in accordance with the instructions in the box below; or

(b)

complete another proper proxy form.

4.

If a member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the member must:

(a)

leave the wording appointing a nominee as shown on the proxy form;

(b)

sign and date the proxy form; and

(c)

return the proxy form in accordance with the instructions in the box below.

5.

If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the member.  If the member specifies a choice with respect to any resolution to be acted upon, the shares represented will be voted or withheld from the vote on the resolution accordingly.  If no choice is specified with respect to any resolution to be acted upon, this proxy form confers discretionary authority upon the proxyholder appointed.  It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.  With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6.

If a member returns this or another proper proxy form, the member may still attend the Meeting and vote in person if the member later decides to do so.  To attend and vote at the Meeting, the member must record his/her/its attendance with the Company’s scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

To be presented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax by 10:00 a.m. (Pacific Time) on December 9, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument 54-102/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:

 www.pctc.com/PCTCPortal/Public/SupplementalForm.aspx

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder: Must be completed. (Please Print)

Name: ____________________________ Address: _____________________________

City/Prov/State/ Postal Code:__________________________ Preferred Method of Communication: Email____Mail____

Signature:____________________ Date:________________ Email Address: _______________

IMPERIAL GINSENG

P.O. Box 11549, Suite 1601 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4N7

Telephone: (604) 689-8863 - Facsimile: (604) 689-8892

November 6, 2003

B.C. Securities Commission

Suite 200, 865 Hornby Street

Vancouver, BC

V6Z 2H4

Dear Sirs:

Please accept this letter as confirmation that the following documents have been mailed to all common shareholders of Imperial Ginseng Products Ltd. for the year ended June 30, 2003:

1.

Form 51-901f Quarterly and Year End Report – Schedule A (Audited Financial Statements)

2.

Form 51-901f Quarterly Report and Year End Report – Schedule B

3.

Notice of Annual General Meeting

4.

Information Circular

5.

Proxy

6.

Return Card

Please call me should you have any questions.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President, Finance